FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of February 19, 2020

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 19, 2020

Tenaris, S.A.

By: /s/ Cecilia Bilesio

Cecilia Bilesio

Corporate Secretary

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

TENARIS S.A.

CONSOLIDATED

FINANCIAL STATEMENTS

For the years ended December 31, 2019, 2018 and 2017

26, Boulevard Royal – 4th Floor.

L – 2449 Luxembourg

R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED INCOME STATEMENT

(all amounts in thousands of US dollars, unless otherwise stated)		Year ended December 31,
	Notes	2019	2018	2017
Continuing operations
Net sales	1	7,294,055	7,658,588	5,288,504
Cost of sales	2	(5,107,495)	(5,279,300)	(3,685,057)
Gross profit		2,186,560	2,379,288	1,603,447
Selling, general and administrative expenses	3	(1,365,974)	(1,509,976)	(1,270,016)
Other operating income	5	23,004	15,059	10,516
Other operating expenses	5	(11,199)	(12,558)	(9,359)
Operating income		832,391	871,813	334,588
Finance income	6	47,997	39,856	47,605
Finance cost	6	(43,381)	(36,942)	(27,072)
Other financial results	6	14,667	34,386	(43,550)
Income before equity in earnings of non-consolidated companies and income tax		851,674	909,113	311,571
Equity in earnings of non-consolidated companies	12	82,036	193,994	116,140
Income before income tax		933,710	1,103,107	427,711
Income tax	7	(202,452)	(229,207)	17,136
Income for continuing operations		731,258	873,900	444,847

Discontinued operations
Result for discontinued operations	29	-	-	91,542
Income for the year		731,258	873,900	536,389

Attributable to:
Owners of the parent		742,686	876,063	544,737
Non-controlling interests		(11,428)	(2,163)	(8,348)
		731,258	873,900	536,389
Earnings per share attributable to the owners of the parent during the year:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted earnings per share (U.S. dollars per share)		0.63	0.74	0.38
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.26	1.48	0.77
Continuing and discontinued operations
Basic and diluted earnings per share (U.S. dollars per share)		0.63	0.74	0.46
Basic and diluted earnings per ADS (U.S. dollars per ADS) (*)		1.26	1.48	0.92

(*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2019	2018	2017
Income for the year	731,258	873,900	536,389
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(27,294)	(96,916)	151,762
Change in value of cash flow hedges and instruments at fair value	3,039	(6,701)	4,502
Income tax relating to components of other comprehensive income	(707)	34	23
From participation in non consolidated companies:
- Currency translation adjustment (*)	(10,781)	1,848	(9,548)
- Changes in the fair value of derivatives held as cash flow hedges and others	812	(132)	512
	(34,931)	(101,867)	147,251
Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	(9,272)	7,963	(8,635)
Income tax on items that will not be reclassified	1,545	(1,932)	1,338
Remeasurements of post employment benefit obligations of non-consolidated companies	(9,878)	(3,855)	(376)
	(17,605)	2,176	(7,673)
Other comprehensive (loss) income for the year, net of tax	(52,536)	(99,691)	139,578
Total comprehensive income for the year	678,722	774,209	675,967
Attributable to:
Owners of the parent	690,095	776,713	683,531
Non-controlling interests	(11,373)	(2,504)	(7,564)
	678,722	774,209	675,967
Total comprehensive income for the year
attributable to Owners of the parent arises from
Continuing operations	690,095	776,713	591,989
Discontinued operations	-	-	91,542
	690,095	776,713	683,531

(*) Since 2018 Tenaris recognizes its share over the effects on the adoption of IAS 29, “Financial Reporting in Hyperinflationary Economies” by Ternium in other comprehensive income as a currency translation adjustment.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

Consolidated STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2019		At December 31, 2018
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	9	6,090,017		6,063,908
Intangible assets, net	10	1,561,559		1,465,965
Right-of-use assets, net	11	233,126		-
Investments in non-consolidated companies	12	879,965		805,568
Other investments	18	24,934		118,155
Deferred tax assets	20	225,680		181,606
Receivables, net	13	157,103	9,172,384	151,905	8,787,107
Current assets
Inventories, net	14	2,265,880		2,524,341
Receivables and prepayments, net	15	104,575		155,885
Current tax assets	16	167,388		121,332
Trade receivables, net	17	1,348,160		1,737,366
Derivative financial instruments	24	19,929		9,173
Other investments	18	210,376		487,734
Cash and cash equivalents	18	1,554,299	5,670,607	428,361	5,464,192
Total assets			14,842,991		14,251,299
EQUITY
Capital and reserves attributable to owners of the parent			11,988,958		11,782,882
Non-controlling interests			197,414		92,610
Total equity			12,186,372		11,875,492
LIABILITIES
Non-current liabilities
Borrowings	19	40,880		29,187
Lease liabilities	11	192,318		-
Deferred tax liabilities	20	336,982		379,039
Other liabilities	21 (i)	251,383		213,129
Provisions	22 (ii)	54,599	876,162	36,089	657,444
Current liabilities
Borrowings	19	781,272		509,820
Lease liabilities	11	37,849		-
Derivative financial instruments	24	1,814		11,978
Current tax liabilities	16	127,625		250,233
Other liabilities	21 (ii)	176,264		165,693
Provisions	23 (ii)	17,017		24,283
Customer advances		82,729		62,683
Trade payables		555,887	1,780,457	693,673	1,718,363
Total liabilities			2,656,619		2,375,807
Total equity and liabilities			14,842,991		14,251,299

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

Consolidated statement of changes in equity

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492
Income (loss) for the year	-	-	-	-	-	742,686	742,686	(11,428)	731,258
Currency translation adjustment	-	-	-	(27,217)	-	-	(27,217)	(77)	(27,294)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,132)	-	(7,132)	(595)	(7,727)
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	1,605	-	1,605	727	2,332
From other comprehensive income of non-consolidated companies	-	-	-	(10,781)	(9,066)	-	(19,847)	-	(19,847)
Other comprehensive (loss) income for the year	-	-	-	(37,998)	(14,593)	-	(52,591)	55	(52,536)
Total comprehensive income (loss) for the year	-	-	-	(37,998)	(14,593)	742,686	690,095	(11,373)	678,722
Acquisition and other changes in non-controlling interests (4)	-	-	-	-	1	-	1	117,984	117,985
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(1,807)	(485,827)
Balance at December 31, 2019	1,180,537	118,054	609,733	(957,246)	(336,902)	11,374,782	11,988,958	197,414	12,186,372

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2019 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations, the changes in value of cash flow hedges and the changes in financial instruments measured at fair value through other comprehensive income.

(3) The restrictions to the distribution of profits and payment of dividends according to Luxembourg Law are disclosed in Note 25.

(4) Related to Saudi Steel Pipe Company (“SSP”) acquisition. See note 27.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970
Changes in accounting policies (Section II AP)	-	-	-	-	2,786	5,220	8,006	12	8,018
Balance at December 31, 2017 restated	1,180,537	118,054	609,733	(824,423)	(317,783)	10,724,073	11,490,191	98,797	11,588,988
Income (loss) for the year	-	-	-	-	-	876,063	876,063	(2,163)	873,900
Currency translation adjustment	-	-	-	(96,673)	-	-	(96,673)	(243)	(96,916)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	6,135	-	6,135	(104)	6,031
Change in value of instruments at fair value through other comprehensive income and cash flow hedges, net of taxes	-	-	-	-	(6,673)	-	(6,673)	6	(6,667)
From other comprehensive income of non-consolidated companies	-	-	-	1,848	(3,987)	-	(2,139)	-	(2,139)
Other comprehensive (loss) for the year	-	-	-	(94,825)	(4,525)	-	(99,350)	(341)	(99,691)
Total comprehensive income (loss) for the year	-	-	-	(94,825)	(4,525)	876,063	776,713	(2,504)	774,209
Acquisition and other changes in non-controlling interests	-	-	-	-	(2)	-	(2)	(22)	(24)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(3,661)	(487,681)
Balance at December 31, 2018	1,180,537	118,054	609,733	(919,248)	(322,310)	11,116,116	11,782,882	92,610	11,875,492

(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2016	1,180,537	118,054	609,733	(965,955)	(313,088)	10,658,136	11,287,417	125,655	11,413,072
Income (loss) for the year	-	-	-	-	-	544,737	544,737	(8,348)	536,389
Currency translation adjustment	-	-	-	151,080	-	-	151,080	682	151,762
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	(7,423)	-	(7,423)	126	(7,297)
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	4,549	-	4,549	(24)	4,525
From other comprehensive income of non-consolidated companies	-	-	-	(9,548)	136	-	(9,412)	-	(9,412)
Other comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	-	138,794	784	139,578
Total comprehensive income (loss) for the year	-	-	-	141,532	(2,738)	544,737	683,531	(7,564)	675,967
Acquisition and other changes in non-controlling interests	-	-	-	-	(4,743)	-	(4,743)	4,694	(49)
Dividends paid in cash	-	-	-	-	-	(484,020)	(484,020)	(24,000)	(508,020)
Balance at December 31, 2017	1,180,537	118,054	609,733	(824,423)	(320,569)	10,718,853	11,482,185	98,785	11,580,970

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2018 and 2017 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interests that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2019	2018	2017
Cash flows from operating activities
Income for the year		731,258	873,900	536,389
Adjustments for:
Depreciation and amortization	9, 10 & 11	539,521	664,357	608,640
Income tax accruals less payments	28(ii)	(193,417)	58,494	(193,989)
Equity in earnings of non-consolidated companies	12	(82,036)	(193,994)	(116,140)
Interest accruals less payments, net	28(iii)	(4,381)	6,151	11,550
Changes in provisions		2,739	(8,396)	(17,245)
Income from the sale of Conduit business	29	-	-	(89,694)
Changes in working capital	28(i)	523,109	(737,952)	(853,184)
Currency translation adjustment and others		11,146	(51,758)	91,648
Net cash provided by (used in) operating activities		1,527,939	610,802	(22,025)

Cash flows from investing activities
Capital expenditures	9 & 10	(350,174)	(349,473)	(558,236)
Changes in advance to suppliers of property, plant and equipment		3,820	4,851	7,077
Proceeds from disposal of Conduit business	29	-	-	327,631
Acquisition of subsidiaries, net of cash acquired	27	(132,845)	-	(10,418)
Investment in companies under cost method		(2,933)	-	(3,681)
Investment in non-consolidated companies	26	(19,610)	-	-
Loan to non-consolidated companies	12 c	-	(14,740)	(10,956)
Repayment of loan by non-consolidated companies	12 c	40,470	9,370	3,900
Proceeds from disposal of property, plant and equipment and intangible assets		2,091	6,010	5,443
Dividends received from non-consolidated companies	12	28,974	25,722	22,971
Changes in investments in securities		389,815	717,368	565,387
Net cash (used in) provided by investing activities		(40,392)	399,108	349,118

Cash flows from financing activities
Dividends paid	8	(484,020)	(484,020)	(484,020)
Dividends paid to non-controlling interest in subsidiaries		(1,872)	(3,498)	(24,000)
Changes in non-controlling interests		1	(24)	(49)
Payments of lease liabilities	11	(41,530)	-	-
Proceeds from borrowings		1,332,716	1,019,302	1,196,781
Repayments of borrowings		(1,159,053)	(1,432,202)	(1,090,129)
Net cash used in financing activities		(353,758)	(900,442)	(401,417)

Increase (decrease) in cash and cash equivalents		1,133,789	109,468	(74,324)
Movement in cash and cash equivalents
At the beginning of the year		426,717	330,090	398,580
Effect of exchange rate changes		(6,231)	(12,841)	5,834
Increase (decrease) in cash and cash equivalents		1,133,789	109,468	(74,324)
At December 31,	28(iv)	1,554,275	426,717	330,090

		At December 31,
Cash and cash equivalents		2019	2018	2017
Cash and bank deposits		1,554,299	428,361	330,221
Bank overdrafts	18	(24)	(1,644)	(131)
		1,554,275	426,717	330,090

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

Index TO the notes to the consolidated financial statements

I	GENERAL INFORMATION	IV	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II	ACCOUNTING POLICIES (“AP”)	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Income tax
F	Intangible assets	8	Dividends distribution
G	Impairment of non-financial assets	9	Property, plant and equipment, net
H	Other investments	10	Intangible assets, net
I	Inventories	11	Right-of-use assets, net and lease liabilities
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories, net
M	Borrowings	15	Receivables and prepayments, net
N	Current and deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables, net
P	Provisions	18	Cash and cash equivalents and other investments
Q	Trade and other payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and other selling expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
V	Non-current assets held for sale and discontinued operations	24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III	FINANCIAL RISK MANAGEMENT	26	Agreement to build a welded pipe plant in West Siberia
		27	Business combinations
A	Financial risk factors	28	Cash flow disclosures
B	Category of financial instruments and classification within the fair value hierarchy	29	Discontinued Operations
C	Fair value estimation	30	Related party transactions
D	Accounting for derivative financial instruments and hedging activities	31	Fees paid to the Company's principal accountant
		32	Principal subsidiaries
		33	Nationalization of Venezuelan subsidiaries
		34	Delisting of Tenaris’s shares from the Buenos Aires stock exchange
		35	Subsequent events

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

I. GENERAL INFORMATION

Tenaris S.A. (the “Company”) was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to “Tenaris” refer to the Company and its consolidated subsidiaries. A list of the principal Company’s subsidiaries is included in Note 32 to these Consolidated Financial Statements.

The Company’s shares trade on the Italian Stock Exchange and the Mexican Stock Exchange; the Company’s American Depositary Securities (“ADS”) trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company’s Board of Directors on February 19, 2020.

II. Accounting policies

The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

A       Basis of presentation

The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union, under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) and plan assets at fair value. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars (“$”).

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

Following the sale of the steel electric conduit business in North America, known as Republic Conduit, in January 2017, the results of the mentioned business are presented as discontinued operations in accordance with IFRS 5, "Non-current Assets Held for Sale and Discontinued Operations". Consequently, all comparative amounts related to discontinued operations within each line item of the Consolidated Income Statement are reclassified into discontinued operations. The Consolidated Statement of Cash Flows includes the cash flows for continuing and discontinued operations. Cash flows from discontinued operations and earnings per share are disclosed separately in Note 29, as well as additional information detailing net assets of disposal group classified as held for sale and discontinued operations.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect among others, the reported amounts of assets, liabilities, contingent assets and liabilities, revenues and expenses. Actual results may differ from these estimates. The main areas involving significant estimates or judgements are: Impairment of goodwill and long-lived assets (note II.G); Income Taxes (note II.N); Loss contingencies (note II.P); Defined benefit obligations (note II.O), Business Combinations (notes II.B, III.27); Useful lives of property, plant and equipment and other long-lived assets (notes II.E, II.F, II.G).

(1)	Accounting pronouncements applicable as from January 1, 2019 and relevant for Tenaris

IFRS 16, “Leases”

Tenaris has adopted IFRS 16 “Leases” from January 1, 2019. In accordance with the transition provisions in IFRS 16, Tenaris has adopted the new rules using the modified retrospective approach, meaning that reclassifications of the adoption was recognized in the opening balance sheet as of January 1, 2019 and that comparatives were not restated.

Upon adoption of IFRS 16, Tenaris recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 “Leases”. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019. The associated right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of December 31, 2018. The difference between the amount of the lease liability recognized in the statement of financial position at the date of initial application and the operating lease commitments under IAS 17 is related to leases with a duration lower than 12 months, low value leases and/or leases with clauses related to variable payments.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

A       Basis of presentation (Cont.)

(1)	Accounting pronouncements applicable as from January 1, 2019 and relevant for Tenaris (Cont.)

IFRS 16, “Leases” (Cont.)

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the lease term on a straight-line basis.

Lease liabilities include the net present value of i) fixed payments, less any lease incentives receivable, ii) variable lease payments that are based on an index or a rate, iii) amounts expected to be payable by the lessee under residual value guarantees, iv) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and v) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions.

Right-of-use assets are measured at cost comprising the amount of the initial measurement of lease liability, any lease payments made at or before the commencement date less any lease incentives received and any initial direct costs incurred by the lessee.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expenses in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value comprise mainly IT equipment and small items of office furniture.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

IFRIC 23, "Uncertainty over Income Tax Treatments"

Tenaris has adopted IFRIC 23 “Uncertainty over Income Tax Treatments” from January 1, 2019. This interpretation clarifies how the recognition and measurement requirements of IAS 12 “Income taxes” are applied where there is uncertainty over income tax treatments.

Other accounting pronouncements that became effective during 2019 have no material effect on the Company’s financial condition or results of operations.

B       Group accounting

(1)	Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The acquisition method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B       Group accounting (Cont.)

(1)	Subsidiaries and transactions with non-controlling interests (Cont.)

Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently remeasured to fair value with changes in fair value recognized in profit or loss.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date. Any gains or losses arising from such remeasurement are recognized in profit or loss.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Material intercompany transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from intercompany transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

(2)	Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company’s investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Under the equity method of accounting, the investments are initially recognized at cost and adjusted thereafter to recognize Tenaris’s share of the post-acquisition profits or losses of the investee in profit or loss, and Tenaris’s share of movements in other comprehensive income of the investee in other comprehensive income. Dividends received or receivable from associates and joint ventures are recognized as a reduction in the carrying amount of the investment.

If material, unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris’s interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company’s pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company’s pro-rata share of changes in other comprehensive income is recognized in the Consolidated Statement of Comprehensive Income.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B       Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

Ternium

At December 31, 2019, Tenaris holds 11.46% of Ternium S.A (“Ternium”)’s common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, “Investments in associates companies and Joint Ventures”) over Ternium, and as a result the Company’s investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium’s Board of Directors (including Ternium’s Chairman) are also members of the Company’s Board of Directors;
▪	Under the shareholders’ agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium’s main shareholder, dated January 9, 2006, Techint Holdings S.à.r.l, is required to take actions within its power to cause (a) one of the members of Ternium’s Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium’s Board of Directors pursuant to previous written instructions of the Company.

Usiminas

At December 31, 2019, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. (“Confab”), 5.2% of the shares with voting rights and 3.07% of Usinas Siderúrgicas de Minas Gerais S.A. (“Usiminas”) total share capital.

The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas’ existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas’ total voting capital and 13.8% of Usiminas’ total share capital. A shareholders’ agreement governed the rights and obligations of the several control group members.

In April and May 2016 Tenaris’s subsidiary Confab subscribed, in the aggregate, to 1.3 million preferred shares (BRL1.28 per share) for a total amount of BRL1.6 million (approximately $0.5 million) and 11.5 million ordinary shares (BRL5.00 per share) for a total amount of BRL57.5 million (approximately $16.6 million). The preferred and ordinary shares were issued on June 3, 2016 and July 19, 2016, respectively. Consequently as of December 31, 2019 Tenaris owns 36.5 million ordinary shares and 1.3 million preferred shares of Usiminas.

In 2014, a conflict arose between the T/T Group (comprising Confab and Ternium’s subsidiaries Ternium Investments, Ternium Argentina and Prosid Investments) and Nippon Steel & Sumitomo Metal Corporation (“NSSMC”) with respect to the governance of Usiminas.

On February 8, 2018, Ternium Investments resolved the dispute with NSSMC, and on April 10, 2018, the T/T Group entities (including Confab), NSSMC and Previdência Usiminas entered into a new shareholders’ agreement for Usiminas, amending and restating the previously existing shareholders agreement (the “New SHA”). Usiminas’ control group now holds, in the aggregate, 483.6 million ordinary shares bound to the New SHA, representing approximately 68.6% of Usiminas’ voting capital, with the T/T Group holding approximately 47.1% of the total shares held by the control group (39.5% corresponding to the Ternium entities and the other 7.6% corresponding to Confab); NSSMC holding approximately 45.9% of the total shares held by the control group; and Previdência Usiminas holding the remaining 7% of the total shares held by the control group.

The New SHA reflects the agreed-upon corporate governance rules for Usiminas, including, among others, an alternation mechanism for the nomination of each of the chief executive officer and the Chairman of the board of directors, as well as a mechanism for the nomination of other members of Usiminas’ executive board. The New SHA also incorporates an exit mechanism consisting of a buy-and-sell procedure, exercisable at any time during the term of the New SHA after the fourth-and-a-half-year anniversary from the May 2018 election of Usiminas’ executive board. Such exit mechanism shall apply with respect to shares held by NSSMC and the T/T Group, and would allow either Ternium or NSSMC to purchase all or a majority of the Usiminas shares held by the other shareholder.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B       Group accounting (Cont.)

(2)	Non-consolidated companies (Cont.)

Usiminas (Cont.)

In connection with the execution of the New SHA, Confab and the Ternium entities amended and restated their separate shareholders’ agreement governing their respective rights and obligations as members of the T/T Group to include provisions relating to the exit mechanism and generally to conform such separate shareholders’ agreement to the other provisions of the New SHA. The rights of Confab and Ternium and its subsidiaries within the Ternium - Tenaris Group are governed under such amended and restated separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, and consequently, accounted it for under the equity method (as defined by IAS 28).

Techgen

Techgen S.A. de C.V. (“Techgen”) is a Mexican joint venture company owned 48% by Ternium, 30% by Tecpetrol International S.A. and 22% by Tenaris. Techgen operates a natural gas-fired combined electric power plant in the Pesquería area of the State of Nuevo Leon, México. Tenaris, Ternium and Tecpetrol International S.A. are parties to a shareholders’ agreement relating to the governance of Techgen. In addition, the Company, Ternium and Tecpetrol International S.A. are under the indirect common control of San Faustin S.A., consequently Tenaris accounted it’s interest under the equity method (as defined by IAS 28).

Tenaris carries its investment in Ternium, Usiminas and Techgen under the equity method, with no additional goodwill or intangible assets recognized. Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset’s carrying amount may not be recoverable. At December 31, 2019, 2018 and 2017, no impairment provisions were recorded in any of the aforementioned investments. See Note 12.

C       Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others includes all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, industrial equipment, coiled tubing, utility conduits for buildings, heat exchangers, energy and raw materials that exceed internal requirements.

Tenaris’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences, if any.

Tenaris presents its geographical information in five areas: North America, South America, Europe, Middle East and Africa and Asia Pacific. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer’s location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

D       Foreign currency translation

(1)	Functional and presentation currency

IAS 21 (revised), “The effects of changes in foreign exchange rates” defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris’s global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price may consider exposure to fluctuation in the exchange rate versus the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollar as reference currency;
▪	Significant level of integration of the local operations within Tenaris’s international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

(2)	Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in Other financial results in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

(3)	Translation of financial information in currencies other than the functional currency

Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial statement positions are translated at the year-end exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

E       Property, plant and equipment

Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the Company and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Cost may also include transfers from equity of any gains or losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R), “Borrowing Costs”. Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

The depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets’ residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 16, “Property, Plant and Equipment”, did not materially affect depreciation expenses for 2019, 2018 and 2017.

Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F       Intangible assets

(1)	Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Tenaris’s share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.

For the purpose of impairment testing, goodwill is allocated to a CGU or group of CGUs that are expected to benefit from the business combination which generated the goodwill being tested.

(2)       Information systems projects

Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year and comply with the recognition criteria of IAS 38, “Intangible Assets”.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

F       Intangible assets (Cont.)

(2)	Information systems projects (Cont.)

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2019, 2018 and 2017.

(3)	Licenses, patents, trademarks and proprietary technology

Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2019, 2018 and 2017, and are included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives include the years that they have been in service and their recognition among customers in the industry.

Management’s re-estimation of assets useful lives, performed in accordance with IAS 38, did not materially affect amortization expenses for 2019, 2018 and 2017.

(4)	Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2019, 2018 and 2017 totaled $61.1 million, $63.4 million and $63.7 million, respectively.

Capitalized costs were not material for the years 2019, 2018 and 2017.

(5)	Customer relationships

In accordance with IFRS 3, "Business Combinations" and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups, as well as the more recent acquisition of SSP.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the initial expected useful life of approximately 14 years for Maverick, 10 years for Hydril and 9 years for SSP.

In 2018 the Company reviewed the useful life of Maverick’s Tubes customer relationships and decided to reduce the remaining useful life from 2 years to zero, consequently a higher amortization charge of approximately $109 million was recorded in the Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2018.

As of December 31, 2019 the net book value of SSP’s customer relationship amounts to $72.9 million, with a residual useful life of 8 years. Maverick’s coiled tubing customer relationships amounts to $9.9 million with a residual useful life of 1 year, while Hydril’s customer relationships is fully amortized.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

G       Impairment of non-financial assets

Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company’s principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful lives, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris’s cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, capital expenditure programs for Tenaris’s customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset’s value in use and fair value less costs of disposal. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a)	first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b)	then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost of disposal, its value in use or zero.

For purposes of calculating the fair value less costs of disposal, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five-year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity.

Tenaris’s main source of revenue is the sale of products and services to the oil and gas industry and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

The main key assumptions used in estimating the value in use are discount rate, growth rate and competitive and economic factors applied to determine Tenaris’s cash flow projections, such as oil and gas prices, average number of active oil and gas drilling rigs (rig count) and raw material costs.

Management has determined the value of each of the key assumptions as follows:

- Discount rate: based on the applicable weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost, taking into account the industry, country and size of the business. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2019, the main discount rates used were in a range between 8.2% and 15.9%.

- Growth rate: considers the long-term average growth rate for the oil and gas industry, the inflation impact on prices and costs, the higher demand to offset depletion of existing fields and the Company’s expected market penetration. In 2019, a nominal growth rate of 2% was considered.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

G       Impairment of non-financial assets (Cont.)

- Oil and gas prices: based on industry analysts’ reports and management’s expectations of market development respectively.

- Rig count: based on information published by Baker Hughes and management’s expectations.

- Raw material costs: based on industry analysts’ reports and management’s expectations.

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate or a decrease in growth rate used in the Company’s cash flow projections, a deterioration of the business, competitive and economic factors, such as a decrease in oil and gas prices, and the evolution of the rig count.

For the CGU with significant amount of goodwill assigned in comparison to the total amount of goodwill, Tenaris has determined that the CGU for which a reasonable possible change in the key assumption would cause the CGUs’ carrying amount to exceed its recoverable amount was OCTG USA.

In OCTG USA, the recoverable amount calculated based on value in use exceeded carrying value by $108 million as of December 31, 2019. The following changes in key assumptions, at CGU OCTG – USA, assuming unchanged values for the other assumptions, would cause the recoverable amount to be equal to the respective carrying value as of the impairment tests:

Increase in the discount rate	95 Bps
Decrease of the growth rate	-1.6%
Decrease of the cash flow projections	-15.3%

No impairment charge was recorded in 2019, 2018 and 2017.

H        Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company held not for trading have been categorized as financial assets “at fair value through other comprehensive income” (“FVOCI”). They are carried at fair value and interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold. Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement. FVOCI instruments with maturities greater than 12 months after the balance sheet date are included in non-current assets.

Other investments in financial instruments and time deposits are categorized as financial assets “at fair value through profit or loss” because such investments are held for trading and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques. See Section III Financial Risk Management.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

I       Inventories

Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor, utilities, freights and other direct costs and related production overhead costs, and it excludes borrowing costs. The allocation of fixed production costs, including depreciation and amortization charges, is based on the normal level of production capacity. Inventories cost is mainly based on the FIFO method. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit as of year-end are valued based on the supplier’s invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventories related to finished goods, goods in process, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management’s analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes, aging and consumption patterns.

J       Trade and other receivables

Trade and other receivables are recognized initially at fair value that corresponds to the amount of consideration that is unconditional unless they contain significant financing components. The Company holds trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Due to the short-term nature, their carrying amount is considered to be the same as their fair value.

Tenaris applies the IFRS 9 “Financial Instruments” simplified approach to measure expected credit losses, which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due. The expected loss rates are based on the payment profiles of sales over a period of three years and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables.

K       Cash and cash equivalents

Cash and cash equivalents are comprised of cash at banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, Cash and cash equivalents includes overdrafts.

L       Equity

(1)	Equity components

The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)	Share capital

The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2019, 2018 and 2017 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

L       Equity (Cont.)

(3)	Dividends distribution by the Company to shareholders

Dividends distributions are recorded in the Company’s financial statements when Company’s shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law. See Note 25 (iii).

M       Borrowings

Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

N       Current and Deferred income tax

The income tax expense or credit for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories, provisions for pension plans and fair value adjustments of assets acquired in business combinations. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax basis of investments in foreign operations where the company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Deferred tax assets and liabilities are re-measured if tax rates change. These amounts are charged or credited to the Consolidated Income Statement or to the item Other comprehensive income for the year in the Consolidated Statement of Comprehensive Income, depending on the account to which the original amount was charged or credited.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

O       Employee benefits

(1)	Short-term obligations

Liabilities for wages and salaries are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as current employee benefit obligations in the balance sheet.

(2)	Post employment benefits

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in Other comprehensive income in the period in which they arise. Past-service costs are recognized immediately in the Income Statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less fair value of plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary. As of December 31, 2019 the outstanding liability for this plan amounts to $45.3 million.

▪	Employees’ service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris’s Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris’s Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards. As of December 31, 2019 the outstanding liability for this plan amounts to $17.3 million.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior to a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan was frozen for the purposes of credited service as well as determination of final average pay. As of December 31, 2019 the outstanding liability for this plan amounts to $9.8 million.

▪	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan is present that offers limited medical and life insurance benefits to the retirees, hired before a certain date. As of December 31, 2019 the outstanding liability for these plans amounts to $13.4 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

O       Employee benefits (Cont.)

(3)	Other long term benefits

During 2007, Tenaris launched an employee retention and long term incentive program (the “Program”) applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris’s shareholders’ equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Until 2017 units were vested ratably over a period of four years and were mandatorily redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after the grant date. Since 2018 units are vested ratably over the same period and are mandatorily redeemed by the Company seven years after grant date. The payment of the benefit is tied to the book value of the shares, and not to their market value. Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19, “Employee Benefits”.

As of December 31, 2019 and 2018, the outstanding liability corresponding to the Program amounts to $99.0 million and $91.2 million, respectively. The total value of the units granted (vested and unvested) to date under the program, considering the number of units and the book value per share as of December 31, 2019 and 2018, is $119.9 million and $106 million, respectively.

(4)	Termination benefits

Termination benefits are payable when employment is terminated by Tenaris before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Tenaris recognizes termination benefits at the earlier of the following dates: (a) when it can no longer withdraw the offer of those benefits; and (b) when the costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

(5)	Other compensation obligations

Employee entitlements to annual leave, long-service leave, sick leave and other bonuses and compensations obligations are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P       Provisions

Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris’s potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reliably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris’s litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

This note should be read in conjunction with Note 25.

Q        Trade and other payables

Trade and other payables are recognized initially at fair value, generally the nominal invoice amount and subsequently measured at amortized cost. They are presented as current liabilities unless payment is not due within twelve months after the reporting period. Due to the short-term nature their carrying amounts are considered to be the same as their fair value.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

R       Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and rendering of services in the ordinary course of Tenaris’s activities. The revenue recognized by the Company is measured at the transaction price of the consideration received or receivable to which the Company is entitled to, reduced by estimated returns and other customer credits, such as discounts and volume rebates, based on the expected value to be realized and after eliminating sales within the group.

Revenue is recognized at a point in time or over time from sales when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. The control is transferred upon delivery. Delivery occurs when the products have been shipped to the specific location, the risks of obsolescence and loss have been transferred and either the customer has accepted the product in accordance with the sales contract, the acceptance provisions have lapsed or the Company has objective evidence that all criteria for acceptance have been satisfied, including all performance obligations. These conditions are determined and analyzed on a contract by contract basis to ensure that all performance obligations are fulfilled; in particular, Tenaris verifies customer acceptance of the goods, the satisfaction of delivery terms and any other applicable condition.

For bill and hold transactions revenue is recognized only to the extent that (a) the reason for the bill and hold arrangement must be substantive (for example, the customer has requested the arrangement); (b) the products have been specifically identified and are ready for delivery; (c) the Company does not have the ability to use the product or to direct it to another customer; (d) the usual payment terms apply.

The Company’s contracts with customers do not provide any material variable consideration, other than discounts, rebates and right of return. Discounts and rebates are recognized based on the most likely value and rights of return are based on expected value considering past experience and contract conditions.

Where the contracts include multiple performance obligations, the transaction price is allocated to each performance obligation based on the stand-alone selling prices. Where these are not directly observable, they are estimated based on the expected cost plus margin.

There are no judgements applied by management that significantly affect the determination of timing of satisfaction of performance obligations, nor the transaction price and amounts allocated to different performance obligations.

Tenaris provides services related to goods sold, which represent a non-material portion of sales revenue and include:

Pipe Management Services. This comprises mainly preparation of the pipes ready to be run, delivery to the customer, storage services and rig return.

Field Services. Comprises field technical support and running assistance.

These services are rendered in connection to the sales of goods and are attached to contracts with customers for the sale of goods. A significant portion of service revenue is recognized in the same period as the goods sold. There are no distinct uncertainties in the revenues and cash flows of the goods sold and services rendered as they are included in the same contract, have the same counterparty and are subject to the same conditions.

Revenue from providing services is recognized over time in the accounting period in which the services are rendered. The following inputs and outputs methods are applied to recognize revenue considering the nature of service:

Storage services, the Company provides storage services in owned or third-party warehouses, subject to a variable fee to be invoiced. This fee is determined based on the time that the customer maintains the material in the warehouse and the amount of the material stored. In the majority of cases, to quantify the amount to be invoiced in any given month, the monthly average fee of storage per ton is multiplied by the monthly average stock stored (in tons).

Freights, the Company recognized the revenue on a pro rata bases considering the units delivered and time elapsed.

Field services, the revenue is recognized considering outputs method, in particular surveys of service completion provided by the customer.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

R       Revenue recognition (Cont.)

The Company does not expect to have any contracts where the period between the transfer of the promised goods or services to the customer and payment by the customer exceeds one year. As a consequence, considering that the contracts do not include any significant financing component, the Company does not adjust any of the transaction prices for the time value of money. For this reason, the Company is also applying the practical expedient not to disclose details on transaction prices allocated to the remaining performance obligations as of the end of the reporting period.

Tenaris only provides standard quality warranties assuring that the goods sold will function as expected or are fit for their intended purpose, with no incremental service to the customer. Accordingly, warranties do not constitute a separate performance obligation.

Other revenues earned by Tenaris are recognized on the following basis:

▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris’s right to receive payment is established.
▪	Construction contracts revenues is recognized in accordance with the stage of the project completion.

S       Cost of sales and other selling expenses

Cost of sales and other selling expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freights and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

T       Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

There are no dilutive potential ordinary shares.

U       Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables.

The Company classifies its financial instruments according to the following measurement categories:

•	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
•	those to be measured at amortised cost

The classification depends on the Company’s business model for managing the financial assets and contractual terms of the cash flows.

Financial assets are recognized on their settlement date. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership.

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expenses in profit or loss.

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its debt instruments:

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

U       Financial instruments (Cont.)

Amortized Cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method.

Exchange gains and losses and impairments related to the financial assets are immediately recognized in the Consolidated Income Statement.

Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest. Interest income from these financial assets is included in finance income using the effective interest rate method. Unrealized gains or losses are recorded as a fair value adjustment in the Consolidated Statement of Comprehensive Income and transferred to the Consolidated Income Statement when the financial asset is sold.

Fair value through profit and loss (“FVPL”): Assets that do not meet the criteria for amortized cost or FVOCI. Changes in fair value of financial instruments at FVPL are immediately recognized in the Consolidated Income Statement.

For equity instruments, these are subsequently measured at fair value.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

V       Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and a sale is considered highly probable. They are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets that are carried at fair value.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. A gain is recognized for any subsequent increase in fair value less costs to sell of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized.

Non-current assets (including those that are part of a disposal group) are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Non-current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the balance sheet. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the balance sheet.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations are presented separately in the Consolidated Income Statement. See Note 29.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

iii. Financial risk management

The multinational nature of Tenaris’s operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, management evaluates exposures on a consolidated basis, taking advantage of exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris’s financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices.

A. Financial Risk Factors

(i)	Capital Risk Management

Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where “debt” comprises financial borrowings and “total equity” is the sum of financial borrowings and equity) is 0.06 as of December 31, 2019 and 0.04 as of December 31, 2018. The Company does not have to comply with regulatory capital adequacy requirements.

(ii)	Foreign exchange risk

Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company’s functional currency is the U.S. dollar the purpose of Tenaris’s foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris’s exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts. See Note 24.

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

In the case of subsidiaries with functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management’s assessment of its foreign exchange risk hedging program. Intercompany balances between Tenaris’s subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris’s financial assets and liabilities is subject to changes arising from the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris’s main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company’s profit and loss as of December 31, 2019 and 2018:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2019	2018
Argentine Peso / U.S. Dollar	(95,811)	(186,867)
Euro / U.S. Dollar	(103,518)	(175,419)
Saudi Arabian Riyal / U. S. Dollar	(107,582)	-

The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2019 and 2018 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $1.0 million and $1.9 million as of December 31, 2019 and 2018 respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

A. Financial Risk Factors (Cont.)

(ii)	Foreign exchange risk (Cont.)

▪	Euro / U.S. dollar

As of December 31, 2019 and 2018, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries whose functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $1.0 million and $1.3 million as of December 31, 2019 and 2018, respectively, which would have been to a large extent offset by changes in currency translation adjustment included in Tenaris’s net equity position.

▪	Saudi Arabian Riyal / U. S. Dollar

As of December 31, 2019 consisting primarily of Saudi Arabian Riyal-denominated financial and trade payables. The Saudi Arabian Riyal is tied to the dollar.

Considering the balances held as of December 31, 2019 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% appreciation / depreciation movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $4.6 million (including a loss / gain of $4.9 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris’s net equity position of $0.6 million. For balances held as of December 31, 2018, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $3.6 million (including a loss / gain of $2.3 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris’s net equity position of $1.9 million.

The Company entered into foreign exchange derivative contracts to mitigate the exposure to fluctuations in exchange rates.

(iii)	Interest rate risk

Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. The Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.

The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2019		2018
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (*)	768,002	93%	520,471	97%
Variable rate	54,150	7%	18,536	3%
Total	822,152		539,007

(*) Out of the $768 million fixed rate borrowings, $728 million are short-term.

The Company estimates that, if market interest rates applicable to Tenaris’s borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $7.7 million in 2019 and $8.2 million in 2018.

(iv)	Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris’s net sales in 2019, 2018 and 2017.

Tenaris’s credit policies related to sales of products and services are designed to identify customers with acceptable credit history and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses. See Section II J.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

A. Financial Risk Factors (Cont.)

(iv)	Credit risk (Cont.)

As of December 31, 2019 and 2018 trade receivables amount to $1,348.2 million and $1,737.4 million respectively. Trade receivables have guarantees under credit insurance of $178.7 million and $181.7 million, letter of credit and other bank guarantees of $55.2 million and $62.3 million, and other guarantees of $0.6 million and $42.2 million as of December 31, 2019 and 2018 respectively.

As of December 31, 2019 and 2018, overdue trade receivables amounted to $242.7 million and $368.4 million, respectively. As of December 31, 2019 and 2018, overdue guaranteed trade receivables amounted to $28.7 million and $31.5 million; and the allowance for doubtful accounts amounted to $48.8 million and $66.5 million respectively. Both the allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)	Counterparty risk

Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 96% of Tenaris’s liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2019, in comparison with approximately 83% as of December 31, 2018.

(vi)	Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2019, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 12% of total assets at the end of 2019 compared to 7% at the end of 2018.

Tenaris has a conservative approach to the management of its liquidity, which consists of i) cash and cash equivalents (cash in banks, liquidity funds and investments with a maturity of less than three months at the date of purchase), and ii) Other Investments (fixed income securities, time deposits, and fund investments).

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2019 and 2018, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2019 and 2018, U.S. dollar denominated liquid assets represented approximately 95% of total liquid financial assets.

(vii)	Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B. Category of financial instruments and classification within the fair value hierarchy

As mentioned in note II.A, the Company classifies its financial instruments in the following measurement categories: amortized cost, fair value through other comprehensive income and fair value through profit and loss.For financial instruments that are measured in the statement of financial position at fair value, IFRS 13, “Fair value measurement” requires a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following tables present the financial instruments by category and levels as of December 31, 2019 and 2018.

		Measurement Categories			At Fair Value
December 31, 2019	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	1,554,299	387,602	-	1,166,697	1,166,697	-	-
Other investments	210,376	65,874	144,502	-	134,990	9,512	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	65,874	65,874	-	-	-	-	-
Certificates of deposits	20,637	20,637	-	-	-	-	-
Commercial papers	4,993	4,993	-	-	-	-	-
Other notes	40,244	40,244	-	-	-	-	-
Bonds and other fixed income	144,502	-	144,502	-	134,990	9,512	-
U.S. government securities	10,211	-	10,211	-	10,211	-	-
Non - U.S. government securities	28,637	-	28,637	-	19,125	9,512	-
Corporates securities	105,654	-	105,654	-	105,654	-	-
Derivative financial instruments	19,929	-	-	19,929	-	19,929	-
Other Investments Non-current	24,934	-	18,012	6,922	18,012	-	6,922
Bonds and other fixed income	18,012	-	18,012	-	18,012	-	-
Other investments	6,922	-	-	6,922	-	-	6,922
Trade receivables	1,348,160	1,348,160	-	-	-	-	-
Receivables C and NC (*)	261,678	93,239	48,659	-	-	-	48,659
Other receivables	141,898	93,239	48,659	-	-	-	48,659
Other receivables (non-financial)	119,780	-	-	-	-	-	-
Total		1,894,875	211,173	1,193,548	1,319,699	29,441	55,581
Liabilities
Borrowings C and NC	822,152	822,152	-	-	-	-	-
Trade payables	555,887	555,887	-	-	-	-	-
Finance Lease Liabilities C and NC	230,167	230,167	-	-	-	-	-
Derivative financial instruments	1,814	-	-	1,814	-	1,814	-
Total		1,608,206	-	1,814	-	1,814	-

(*) Includes balances related to interest in our Venezuelan companies. See Note 33.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

		Measurement Categories			At Fair Value
December 31, 2018	Carrying amount	Amortized Cost	FVOCI	FVPL	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	428,361	268,163	-	160,198	160,198	-	-
Other investments	487,734	300,410	166,094	21,230	168,165	19,159	-
Fixed income (time-deposit, zero coupon bonds, commercial papers)	300,410	300,410	-	-	-	-	-
Certificates of deposits	198,912	198,912	-	-	-	-	-
Commercial papers	9,932	9,932	-	-	-	-	-
Other notes	91,566	91,566	-	-	-	-	-
Bonds and other fixed income	187,324	-	166,094	21,230	168,165	19,159	-
U.S. government securities	1,077	-	1,077	-	1,077	-	-
Non - U.S. government securities	24,912	-	24,912	-	24,912	-	-
Corporates securities	142,176	-	140,105	2,071	142,176	-	-
Structured notes	19,159	-	-	19,159	-	19,159	-
Derivative financial instruments	9,173	-	-	9,173	-	9,173	-
Other Investments Non-current	118,155	-	113,830	4,326	113,830	-	4,326
Bonds and other fixed income	113,830	-	113,830	-	113,830	-	-
Other investments	4,326	-	-	4,326	-	-	4,326
Trade receivables	1,737,366	1,737,366	-	-	-	-	-
Receivables C and NC (*)	307,790	139,474	48,711	-	-	52	48,659
Other receivables	188,185	139,474	48,711	-	-	52	48,659
Other receivables (non-financial)	119,605	-	-	-	-	-	-
Total		2,445,413	328,635	194,927	442,193	28,384	52,985
Liabilities
Borrowings C and NC	539,007	539,007	-	-	-	-	-
Trade payables	693,673	693,673	-	-	-	-	-
Derivative financial instruments	11,978	-	-	11,978	-	11,978	-
Total		1,232,680	-	11,978	-	11,978	-

(*) Includes balances related to interest in our Venezuelan companies. See Note 33.

There were no transfers between levels during the year.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to the Company interest in Venezuelan companies. See Note 33.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

B. Category of financial instruments and classification within the fair value hierarchy (Cont.)

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2019	2018
	Assets / Liabilities
At the beginning of the year	52,985	26,409
Addition / (Decrease)	2,933	26,768
Currency translation adjustment and others	(337)	(192)
At the end of the year	55,581	52,985

C. Fair value estimation

Financial assets or liabilities classified at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 100.0% of its carrying amount including interests accrued in 2019 as compared with 99.3% in 2018. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

The carrying amount of investments valuated at amortized cost approximates its fair value.

D. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument’s fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.

As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial Results in the Consolidated Income Statement.

Tenaris designates certain derivatives and non derivative financial liabilities (leasing liabilities denominated in Japanese Yen) as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Similarly the effective portion of the foreign exchange result on the designated leasing liability is recognized in equity Amounts accumulated in equity are then recognized in the income statement in the same period as the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris’s derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The lease liability will be recognized on the balance sheet at each period end at the exchange rate as of the end of each month. The full fair value of a hedging derivative and the leasing liability is classified as a current or non-current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the hedging instrument are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2019 and 2018, the effective portion of designated cash flow hedges which is included in Other Reserves in equity amounts to $2.6 million credit and $0.9 million debit respectively. See Note 24.

The fair values of various derivative instruments used for hedging purposes and the movements of the hedging reserve included within Other Reserves in equity are disclosed in Note 24.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1	Segment information

As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(All amounts in millions of U.S. dollars)

Year ended December 31, 2019	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	6,870	424	7,294	-
Management view - operating income	857	73	929	-
Difference in cost of sales	(105)	3	(102)	-
Differences in depreciation and amortization	(1)	(0)	(1)	-
Differences in selling, general and administrative expenses	(1)	1	(0)	-
Differences in other operating income (expenses), net	6	-	6	-
IFRS - operating income	755	77	832	-
Financial income (expense), net			19	-
Income before equity in earnings of non-consolidated companies and income tax			852	-
Equity in earnings of non-consolidated companies			82	-
Income before income tax			934	-
Capital expenditures	338	12	350	-
Depreciation and amortization	523	17	540	-

Year ended December 31, 2018	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	7,233	426	7,659	-
Management view - operating income	702	81	783	-
Difference in cost of sales	112	7	119	-
Differences in depreciation and amortization	(34)	-	(34)	-
Differences in selling, general and administrative expenses	(2)	6	4	-
IFRS - operating income	777	95	872	-
Financial income (expense), net			37	-
Income before equity in earnings of non-consolidated companies and income tax			909	-
Equity in earnings of non-consolidated companies			194	-
Income before income tax			1,103	-
Capital expenditures	346	3	349	-
Depreciation and amortization	645	19	664	-

Year ended December 31, 2017	Tubes	Other	Continuing operations	Discontinued operations
IFRS - Net Sales	4,966	323	5,289	12
Management view - operating income	115	48	163	3
Difference in cost of sales	164	1	165	(1)
Differences in depreciation and amortization	(3)	-	(3)	-
Differences in selling, general and administrative expenses	14	(6)	8	-
Differences in other operating income (expenses), net	2	-	2	-
IFRS - operating income	292	43	335	2
Financial income (expense), net			(23)	-
Income before equity in earnings of non-consolidated companies and income tax			312	2
Equity in earnings of non-consolidated companies			116	-
Income before income tax			428	2
Capital expenditures	550	8	558	-
Depreciation and amortization	594	15	609	-

Transactions between segments, which were eliminated in consolidation, are mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $36, $52 and $53 million in 2019, 2018 and 2017, respectively.

There are no material differences between total reportable segments’ revenues and the entity’s revenue under IFRS.

The main differences between operating income under IFRS view and the management view are mainly related to the cost of goods sold and other timing differences. See Section II. A. C. Segment Information.

In addition to the amounts reconciled above, the main differences in net income arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

1	Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Asia Pacific	Unallocated (*)	Total continuing operations	Total discontinued operations
Year ended December 31, 2019
Net sales	3,429,911	1,391,288	738,880	1,382,172	351,804	-	7,294,055	-
Total assets	7,885,120	2,227,044	2,282,775	958,424	609,663	879,965	14,842,991	-
Trade receivables	612,809	176,173	149,321	319,406	90,451	-	1,348,160	-
Property, plant and equipment, net	3,771,570	1,129,260	816,721	254,858	117,608	-	6,090,017	-
Capital expenditures	169,390	113,999	55,169	4,578	7,038	-	350,174	-
Depreciation and amortization	276,046	105,308	82,400	42,520	33,247	-	539,521	-

Year ended December 31, 2018
Net sales	3,611,509	1,462,044	724,733	1,559,988	300,314	-	7,658,588	-
Total assets	7,971,311	2,489,522	1,913,589	588,746	482,563	805,568	14,251,299	-
Trade receivables	791,190	280,801	215,202	383,358	66,815	-	1,737,366	-
Property, plant and equipment, net	3,859,060	1,133,113	848,178	94,040	129,517	-	6,063,908	-
Capital expenditures	196,220	68,603	77,467	2,047	5,136	-	349,473	-
Depreciation and amortization	441,705	108,558	82,769	10,389	20,936	-	664,357	-

Year ended December 31, 2017
Net sales	2,451,357	1,142,142	545,777	937,439	211,789	-	5,288,504	11,899
Total assets	7,925,520	2,975,599	2,002,658	391,029	441,546	661,866	14,398,218	-
Trade receivables	582,204	234,877	214,944	135,524	46,511	-	1,214,060	-
Property, plant and equipment, net	3,914,229	1,190,145	878,788	102,481	143,500	-	6,229,143	-
Capital expenditures	430,142	58,949	57,285	7,562	4,153	-	558,091	145
Depreciation and amortization	354,091	126,273	93,900	12,094	22,282	-	608,640	-

(*) For 2019 and 2018 includes Investments in non-consolidated companies, for 2017 includes Investments in non-consolidated companies and Other equity investments for $21.6 million. See Note 12 and 33.

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg). For geographical information purposes, “North America” comprises Canada, Mexico and the USA (31%); “South America” comprises principally Argentina (12%), Brazil and Colombia; “Europe” comprises principally Italy, Romania and United Kingdom; “Middle East and Africa” comprises principally Egypt, Kazakhstan, Nigeria, India and Saudi Arabia and; “Asia Pacific” comprises principally China, Japan, Indonesia and Thailand.

Revenue is mainly recognized at a point in time to direct customers, when control has been transferred and there is no unfulfilled performance obligation that could affect the acceptance of the product by the customer. Tenaris’s revenues related to governmental institutions represents approximately 21%, 15% and 17% in 2019, 2018 and 2017 respectively.

Tubes segment revenues by market:

Revenues Tubes (in million US dollar)	2019	2018	2017
Oil and Gas	5,757	6,042	4,034
Hydrocarbon Processing and Power Generation	534	602	484
Industrial and Other	579	589	448
Total	6,870	7,233	4,966

At December 2019, 2018 and 2017, the Company recognized contract liabilities related to customer advances in the amount of $82.7, $62.7 and $56.7 million, respectively. These amounts related to years 2018 and 2017 were reclassified to revenues during the subsequent year. In these periods, no significant adjustment in revenues were performed related to performance obligations previously satisfied.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

2	Cost of sales
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Inventories at the beginning of the year	2,524,341	2,368,304	1,563,889
Increase in inventory due to business combinations	52,966	-	-
Plus: Charges of the year
Raw materials, energy, consumables and other	2,709,629	3,400,396	2,794,503
Services and fees	222,415	275,130	244,035
Labor cost	870,261	855,040	778,408
Depreciation of property, plant and equipment	428,791	432,497	383,490
Amortization of intangible assets	5,948	8,220	18,621
Depreciation of right-of-use assets	28,727	-	-
Maintenance expenses	284,758	185,782	183,370
Allowance for obsolescence	29,138	25,457	(12,917)
Taxes	100,738	133,308	18,542
Other	115,663	119,507	88,823
	4,849,034	5,435,337	4,496,875
Less: Inventories at the end of the year	(2,265,880)	(2,524,341)	(2,368,304)
From discontinued operations	-	-	(7,403)
	5,107,495	5,279,300	3,685,057

3	Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Services and fees	153,773	128,090	132,301
Labor cost	481,854	470,928	443,338
Depreciation of property, plant and equipment	18,524	16,968	17,979
Amortization of intangible assets	41,967	206,672	188,550
Depreciation of right-of-use assets	15,564	-	-
Commissions, freight and other selling expenses	441,442	491,555	339,759
Provisions for contingencies	28,565	23,498	17,664
Allowances for doubtful accounts	(16,256)	1,751	(5,421)
Taxes	110,876	71,110	56,826
Other	89,665	99,404	81,061
	1,365,974	1,509,976	1,272,057
From discontinued operations	-	-	(2,041)
	1,365,974	1,509,976	1,270,016

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Wages, salaries and social security costs	1,274,474	1,250,783	1,144,341
Severance indemnities	24,637	25,225	34,497
Defined contribution plans	12,663	13,217	12,401
Pension benefits - defined benefit plans	18,207	15,390	15,066
Employee retention and long term incentive program	22,134	21,353	15,441
	1,352,115	1,325,968	1,221,746
From discontinued operations	-	-	(853)
	1,352,115	1,325,968	1,220,893

The following table shows the geographical distribution of the employees:

Country	2019	2018	2017
Argentina	5,405	5,427	5,221
Mexico	5,370	5,595	5,139
USA	2,255	2,382	1,953
Italy	2,144	2,155	2,088
Romania	1,815	1,852	1,870
Brazil	1,360	1,287	1,382
Colombia	1,040	1,082	1,003
Canada	772	1,030	919
Indonesia	616	554	506
Japan	400	399	410
Other	2,023	1,204	1,114
	23,200	22,967	21,605

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

5	Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Other operating income
Net income from other sales	8,651	3,604	4,395
Net rents	5,089	4,909	4,325
Other	8,025	6,546	1,796
Recovery on allowance for doubtful receivables	1,239	-	-
	23,004	15,059	10,516

Other operating expenses
Contributions to welfare projects and non-profits organizations	11,199	11,379	9,158
Loss on fixed assets and material supplies disposed / scrapped	-	-	118
Allowance for doubtful receivables	-	1,179	84
	11,199	12,558	9,360
From discontinued operations	-	-	(1)
	11,199	12,558	9,359

6	Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2019	2018	2017

Interest Income	48,061	42,244	51,525
Net result on changes in FV of financial assets at FVPL	(64)	(2,388)	(3,920)
Finance income (*)	47,997	39,856	47,605
Finance cost	(43,381)	(36,942)	(27,072)
Net foreign exchange transactions results (**)	27,868	28,845	(48,955)
Foreign exchange derivatives contracts results (***)	(11,616)	6,576	(8,996)
Other	(1,585)	(1,035)	14,392
Other financial results	14,667	34,386	(43,559)
Net financial results	19,283	37,300	(23,026)
From discontinued operations	-	-	9
	19,283	37,300	(23,017)

(*) Finance Income:

In 2019 and 2018 includes $7.6 and $3.6 million of interest related to instruments carried at FVPL, respectively.

(**) Net foreign exchange transactions results:

In 2019 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on Peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar.

In 2018 mainly includes the result from the Argentine peso depreciation against the U.S. dollar on Peso denominated financial, trade, social and fiscal payables and receivables at Argentine subsidiaries with functional currency U.S. dollar, together with the positive impact from Euro depreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from our Italian subsidiary.

In 2017 mainly includes the negative impact from Euro appreciation against the U.S. dollar on Euro denominated intercompany liabilities in subsidiaries with functional currency U.S. Dollar, largely offset by an increase in currency translation adjustment reserve from our Italian subsidiary.

(***) Foreign exchange derivatives contracts results:

In 2019 includes mainly losses on derivatives covering net payables in Argentine peso and in Euros and net receivables in Canadian dollar.

In 2018 includes mainly gain on derivatives covering net receivables in Canadian dollar.

In 2017 includes mainly losses on derivatives covering net receivables in Brazilian real and Canadian dollar and net payables in Argentine peso, partially offset by gains on derivatives covering net payables in Euro.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

7	Income tax
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Current tax	299,692	343,104	184,016
Deferred tax	(97,240)	(113,897)	(100,432)
	202,452	229,207	83,584
From discontinued operations	-	-	(100,720)
	202,452	229,207	(17,136)

The tax on Tenaris’s income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2019	2018	2017

Income before income tax	933,710	1,103,107	427,711

Tax calculated at the tax rate in each country	186,752	207,422	6,456
Effect of currency translation on tax base	53,296	77,552	(922)
Changes in the tax rates	(13)	1,824	(62,968)
Utilization of previously unrecognized tax losses	(547)	-	-
Tax revaluation, withholding tax and others	(37,036)	(57,591)	40,298
Tax charge	202,452	229,207	(17,136)

Effect of currency translation on tax base, Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets/liabilities and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentina and Mexico), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax bases of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

Tax revaluation, withholding tax and others, mainly includes a net tax income of $66 and $65 million for 2019 and 2018 respectively related to the tax revaluation regime in Argentina and Mexico; it also includes a charge of $34 and $26 million for 2019 and 2018 respectively related to withholding taxes for intra group international operations.

Changes in the tax rates, in 2017 it includes mainly the effect of the changes in tax rate in Argentine and US subsidiaries for approximately $46 million and $15 million respectively.

8	Dividends distribution

On October 30, 2019, the Company’s Board of Directors approved the payment of an interim dividend of $0.13 per share ($0.26 per ADS), or approximately $153 million, paid on November 20, 2019, with an ex-dividend date of November 18, 2019.

On May 6, 2019, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 21, 2018 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 22, 2019. In the aggregate, the interim dividend paid in November 2018 and the balance paid in May 2019 amounted to approximately $484 million.

On May 2, 2018, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 22, 2017 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 23, 2018. In the aggregate, the interim dividend paid in November 2017 and the balance paid in May 2018 amounted to approximately $484 million.

On May 3, 2017, the Company’s Shareholders approved an annual dividend in the amount of $0.41 per share ($0.82 per ADS). The amount approved included the interim dividend previously paid on November 23, 2016 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.28 per share ($0.56 per ADS), was paid on May 24, 2017. In the aggregate, the interim dividend paid in November 2016 and the balance paid in May 2017 amounted to approximately $484 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

9	Property, plant and equipment, net

Year ended December 31, 2019	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	732,578	12,121,569	377,260	127,378	63,197	13,421,982
Translation differences	(1,611)	(38,961)	(1,615)	(864)	(256)	(43,307)
Increase due to business combinations (*)	59,468	115,908	1,733	1,630	-	178,739
Additions	16	1,178	1,107	299,412	12,202	313,915
Disposals / Consumptions	(35)	(27,153)	(7,110)	(2,120)	(2,557)	(38,975)
Transfers / Reclassifications	8,723	296,272	28,349	(317,128)	(11,984)	4,232
Values at the end of the year	799,139	12,468,813	399,724	108,308	60,602	13,836,586

Depreciation
Accumulated at the beginning of the year	110,914	6,936,900	310,260	-	-	7,358,074
Translation differences	(420)	(24,973)	(1,485)	-	-	(26,878)
Depreciation charge	11,409	415,826	20,080	-	-	447,315
Transfers / Reclassifications	(362)	(38)	-	-	-	(400)
Disposals / Consumptions	(73)	(25,580)	(5,889)	-	-	(31,542)
Accumulated at the end of the year	121,468	7,302,135	322,966	-	-	7,746,569
At December 31, 2019	677,671	5,166,678	76,758	108,308	60,602	6,090,017

(*) Related to SSP acquisition. See Note 27.

Year ended December 31, 2018	Land and civil buildings	Industrial buildings, plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	712,061	11,954,585	370,542	167,079	42,413	13,246,680
Translation differences	(5,628)	(117,977)	(5,458)	(2,269)	(424)	(131,756)
Additions	723	681	1,245	294,163	20,756	317,568
Disposals / Consumptions	(221)	(21,836)	(10,269)	(42)	(3,541)	(35,909)
Transfers / Reclassifications	25,643	306,116	21,200	(331,553)	3,993	25,399
Values at the end of the year	732,578	12,121,569	377,260	127,378	63,197	13,421,982

Depreciation
Accumulated at the beginning of the year	101,197	6,612,871	303,469	-	-	7,017,537
Translation differences	(1,383)	(72,141)	(4,939)	-	-	(78,463)
Depreciation charge	11,153	417,229	21,083	-	-	449,465
Transfers / Reclassifications	-	173	(671)	-	-	(498)
Disposals / Consumptions	(53)	(21,232)	(8,682)	-	-	(29,967)
Accumulated at the end of the year	110,914	6,936,900	310,260	-	-	7,358,074
At December 31, 2018	621,664	5,184,669	67,000	127,378	63,197	6,063,908

Property, plant and equipment include capitalized interests for net amounts at December 31, 2019 and 2018 of $35.4 million and $37.4 million, respectively. There were no interest capitalized during 2019 and 2018.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

10	Intangible assets, net
Year ended December 31, 2019	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	580,622	464,571	2,085,936	2,058,859	5,189,988
Translation differences	(1,917)	(70)	(968)	-	(2,955)
Increase due to business combinations (**)	405	-	32,869	81,192	114,466
Additions	35,487	772	-	-	36,259
Transfers / Reclassifications	(4,665)	-	-	-	(4,665)
Disposals	(5,062)	(1,531)	-	-	(6,593)
Values at the end of the year	604,870	463,742	2,117,837	2,140,051	5,326,500

Amortization
Accumulated at the beginning of the year	513,984	373,466	797,592	2,038,981	3,724,023
Translation differences	(1,734)	-	-	-	(1,734)
Amortization charge	28,937	719	-	18,259	47,915
Disposals	(4,850)	(413)	-	-	(5,263)
Accumulated at the end of the year	536,337	373,772	797,592	2,057,240	3,764,941
At December 31, 2019	68,533	89,970	1,320,245	82,811	1,561,559

Year ended December 31, 2018	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total
Cost
Values at the beginning of the year	560,692	465,963	2,090,073	2,058,859	5,175,587
Translation differences	(6,153)	(183)	(4,137)	-	(10,473)
Additions	31,632	273	-	-	31,905
Transfers / Reclassifications	(5,493)	-	-	-	(5,493)
Disposals	(56)	(1,482)	-	-	(1,538)
Values at the end of the year	580,622	464,571	2,085,936	2,058,859	5,189,988

Amortization
Accumulated at the beginning of the year	478,946	372,746	797,592	1,865,444	3,514,728
Translation differences	(5,551)	-	-	-	(5,551)
Amortization charge	40,635	720	-	173,537	214,892
Disposals	(46)	-	-	-	(46)
Accumulated at the end of the year	513,984	373,466	797,592	2,038,981	3,724,023
At December 31, 2018	66,638	91,105	1,288,344	19,878	1,465,965

(*) Includes Proprietary Technology.

(**) Related to SSP acquisition.

The geographical allocation of goodwill for the year ended December 31, 2019 was $1,168.4 million for North America, $116.2 million for South America, $1.9 million for Europe and $33.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2019, was as follows:

(All amounts in million US dollar)
As of December 31, 2019	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Confab	-	-	-	-	-
Coiled Tubing	-	-	-	4	4
Other	-	-	59	-	59
Total	225	920	171	4	1,320

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

11	Right-of-use assets, net and lease liabilities

Right of use assets evolution

Year ended December 31, 2019	Land and Civil Buildings	Industrial Buildings, Plant and Production Equipment	Vehicles, furniture and fixtures	Total
Cost
Opening net book amount	27,713	202,352	8,335	238,400
Increase due to business combinations	229	2,038	-	2,267
Currency translation adjustment	(88)	6	8	(74)
Additions	9,292	24,985	7,165	41,442
Disposals	(1,009)	(4,488)	(818)	(6,315)
Transfers	-	496	(496)	-
At December 31, 2019	36,137	225,389	14,194	275,720

Depreciation
Accumulated at the beginning of the year	-	-	-	-
Translation differences	(3)	3	8	8
Depreciation charge	8,514	31,869	3,908	44,291
Transfers / Reclassifications	-	(62)	62	-
Disposals / Consumptions	(181)	(1,229)	(295)	(1,705)
Accumulated at the end of the year	8,330	30,581	3,683	42,594
At December 31, 2019	27,807	194,808	10,511	233,126

Depreciation of right-of-use assets was mainly included in Tubes segment.

The initial cost of right-of-use assets consists of the initial lease liability plus lease payments made in 2018 of approximately $4 million.

Lease liability evolution

(all amounts in thousands of U.S. dollars)	2019
Year ended December 31, 2019
Opening net book amount	234,149
Increase due to business combinations	2,267
Translation differences	2,690
Additions	36,957
Cancellations	(4,688)
Repayments	(43,974)
Interest accrued	2,766
At December 31, 2019	230,167

(*) The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 2.4%.

The amount of remaining payments with maturity less than 1 year, between 2 and 5 years and more than 5 years is approximately 16%, 44% and 40% of the total remaining payments, respectively.

Expense relating to short-term leases and low value leases (included in cost of sales and selling, general and administrative expenses) in the period amounted to $15.1 million and $1.3 million respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

12	Investments in non-consolidated companies
	Year ended December 31,
	2019	2018
At the beginning of the year	805,568	640,294
Translation differences	(10,781)	1,848
Equity in earnings of non-consolidated companies	82,036	193,994
Increase due to business combinations	20,635	-
Dividends and distributions received (*)	(28,037)	(26,581)
Additions	19,610	-
Decrease / increase in equity reserves and others	(9,066)	(3,987)
At the end of the year	879,965	805,568

(*) Related to Ternium and Usiminas. During 2019, $29.0 million were collected.

The principal non-consolidated companies are:

		% ownership at December 31,		Value at December 31,
Company	Country of incorporation	2019	2018	2019	2018
a) Ternium (*)	Luxembourg	11.46%	11.46%	751,105	725,548
b) Usiminas (**)	Brazil	3.07%	3.07%	74,593	72,988
Others	-	-	-	54,267	7,032
				879,965	805,568

(*) Including treasury shares.

(**) At December 31, 2019 and 2018 the voting rights were 5.2%.

a) Ternium

Ternium, is a steel producer with production facilities in Mexico, Argentina, Brazil, Colombia, United States and Guatemala and is one of Tenaris’s main suppliers of round steel bars and flat steel products for its pipes business.

At December 31, 2019, the closing price of Ternium’s ADSs as quoted on the New York Stock Exchange was $22 per ADS, giving Tenaris’s ownership stake a market value of approximately $505.4 million. At December 31, 2019, the carrying value of Tenaris’s ownership stake in Ternium, based on Ternium’s IFRS Financial Statements, was approximately $751.1 million.

As of December 31, 2019 the Company concluded that the carrying amount does not exceed the recoverable value of the investment.

Summarized selected financial information of Ternium, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Ternium
	2019	2018
Non-current assets	8,757,320	8,121,824
Current assets	4,178,213	4,426,038
Total assets	12,935,533	12,547,862
Non-current liabilities	3,452,535	3,236,756
Current liabilities	1,768,125	1,826,530
Total liabilities	5,220,660	5,063,286

Non-controlling interests	1,103,208	1,091,321

Revenues	10,192,818	11,454,807
Gross profit	1,740,378	2,971,479
Net income for the year attributable to owners of the parent	564,269	1,506,647
Total comprehensive income for the year, net of tax, attributable to owners of the parent	445,473	1,176,964

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

12	Investments in non-consolidated companies (Cont.)

b) Usiminas

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2019, the closing price of the Usiminas’ ordinary and preferred shares, as quoted on the B3 - Brasil Bolsa Balcão S.A, was BRL9.83 ($2.44) and BRL9.51 ($2.36), respectively, giving Tenaris’s ownership stake a market value of approximately $92 million. As of that date, the carrying value of Tenaris’s ownership stake in Usiminas was approximately $74.6 million.

Summarized selected financial information of Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	Usiminas
	2019	2018
Non-current assets	4,335,662	4,696,896
Current assets	2,198,449	2,148,322
Total assets	6,534,111	6,845,218
Non-current liabilities	1,955,395	1,933,207
Current liabilities	716,930	860,862
Total liabilities	2,672,325	2,794,069

Non-controlling interests	377,667	369,333

Revenues	3,790,206	3,766,241
Gross profit	478,141	612,156
Net income for the year attributable to owners of the parent	52,779	194,381

c) Techgen

Techgen is a Mexican company that operates a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. The company started producing energy on December 1, 2016, with a power capacity of 900 megawatts. As of December 31, 2019, Tenaris held 22% of Techgen’s share capital, and its affiliates, Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium), held 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on August 1, 2016 and ending on July 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2019, Tenaris’s exposure under these agreements amounted to $51.9 million and $0.9 million respectively. Furthermore, during 2018, Techgen entered a contract for the purchase of clean energy certificates. As of December 31, 2019 Tenaris’s exposure under this agreement amounted to $18.2 million.

During 2019, Techgen repaid certain subordinated loans to Techgen’s sponsors; the part corresponding to Tenaris amounted to $40.5 million. As of December 31, 2019, the aggregate outstanding principal amount under these subordinated loans was $58.1 million.

On February 13, 2019, Techgen entered into a $640 million syndicated loan agreement with several banks to refinance an existing loan, resulting in the release of certain corporate guarantee issued by Techgen’s shareholders to secure the replaced facility.

Techgen’s obligations under the current facility, which is “non-recourse” on the sponsors, are guaranteed by a Mexican security trust covering Techgen’s shares, assets and accounts as well as Techgen’s affiliates rights under certain contracts. In addition, Techgen’s collection and payment accounts not subject to the trust have been pledged in favor of the lenders under the new loan agreement, and certain direct agreements –customary for these type of transactions– have been entered into with third parties and affiliates, including in connection with the agreements for the sale of energy produced by the project and the agreements for the provision of gas and long-term maintenance services to Techgen. The commercial terms and conditions governing the purchase, by the Company’s Mexican subsidiary Tamsa, of 22% of the energy generated by the project remain unchanged.

Under the loan agreement, Techgen is committed to maintain a debt service reserve account covering debt service becoming due during two consecutive quarters; such account is funded by stand-by letters of credit issued for the account of Techgen’s sponsors in proportion to their respective participations in Techgen. Accordingly, the Company and its Swiss subsidiary, Tenaris Investments Switzerland AG, applied for stand-by letters of credit covering 22% of the debt service coverage ratio, which as of the date hereof amounts to $9.8 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

13	Receivables – non current

	Year ended December 31,
	2019	2018
Employee advances and loans	6,008	3,740
Tax credits	20,065	16,025
Receivables from related parties	59,999	58,128
Legal deposits	12,378	12,446
Advances to suppliers and other advances	3,772	7,592
Derivative financial instruments	-	52
Receivable Venezuelan subsidiaries	48,659	48,659
Others	6,222	5,263
	157,103	151,905

14	Inventories, net

	Year ended December 31,
	2019	2018
Finished goods	968,329	1,025,999
Goods in process	612,888	709,497
Raw materials	221,954	256,816
Supplies	486,411	504,286
Goods in transit	194,015	237,539
	2,483,597	2,734,137
Allowance for obsolescence (see Note 23 (i))	(217,717)	(209,796)
	2,265,880	2,524,341

15	Receivables and prepayments, net

	Year ended December 31,
	2019	2018
Prepaid expenses and other receivables	30,579	31,599
Government entities	1,867	2,182
Employee advances and loans	8,189	6,521
Advances to suppliers and other advances	17,180	23,467
Government tax refunds on exports	670	4,896
Receivables from related parties	19,837	63,322
Miscellaneous	31,145	30,682
	109,467	162,669
Allowance for other doubtful accounts (see Note 23 (i))	(4,892)	(6,784)
	104,575	155,885

16	Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2019	2018
V.A.T. credits	112,161	67,322
Prepaid taxes	55,227	54,010
	167,388	121,332

	Year ended December 31,
Current tax liabilities	2019	2018
Income tax liabilities	64,994	182,711
V.A.T. liabilities	9,953	18,091
Other taxes	52,678	49,431
	127,625	250,233

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

17	Trade receivables, net
	Year ended December 31,
	2019	2018
Current accounts	1,387,494	1,778,796
Receivables from related parties	9,448	25,105
	1,396,942	1,803,901
Allowance for doubtful accounts (see Note 23 (i))	(48,782)	(66,535)
	1,348,160	1,737,366

The following table sets forth details of the aging of trade receivables:

			Past due
	Trade Receivables	Not Due	1 - 180 days	>180 days
At December 31, 2019
Guaranteed	234,427	205,764	26,899	1,764
Not guaranteed	1,162,515	948,449	157,960	56,106
Guaranteed and not guaranteed	1,396,942	1,154,213	184,859	57,870
Expected loss rate	0.09%	0.04%	0.24%	0.57%
Allowances for doubtful accounts	(1,294)	(529)	(455)	(310)
Nominative allowances for doubtful accounts	(47,488)	-	(1,922)	(45,566)
Net Value	1,348,160	1,153,684	182,482	11,994

			Past due
	Trade Receivables	Not Due	1 - 180 days	>180 days
At December 31, 2018
Guaranteed	286,250	254,743	30,884	623
Not guaranteed	1,517,651	1,180,788	260,675	76,188
Guaranteed and not guaranteed	1,803,901	1,435,531	291,559	76,811
Expected loss rate	0.07%	0.04%	0.17%	0.43%
Allowances for doubtful accounts	(1,396)	(564)	(510)	(322)
Nominative allowances for doubtful accounts	(65,139)	-	(1,436)	(63,703)
Net Value	1,737,366	1,434,967	289,613	12,786

Trade receivables are mainly denominated in U.S. dollars.

18	Cash and cash equivalents and other investments

	Year ended December 31,
	2019	2018
Cash and cash equivalents
Cash at banks	118,314	81,211
Liquidity funds	1,166,697	160,198
Short – term investments	269,288	186,952
	1,554,299	428,361
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	65,874	300,410
Bonds and other fixed Income	144,502	187,324
	210,376	487,734
Other investments - Non-current
Bonds and other fixed Income	18,012	113,829
Others	6,922	4,326
	24,934	118,155

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

19	Borrowings
	Year ended December 31,
	2019	2018
Non-current
Bank borrowings	40,896	29,214
Costs of issue of debt	(16)	(27)
	40,880	29,187
Current
Bank borrowings	781,258	508,143
Bank overdrafts	24	1,644
Finance lease liabilities	-	44
Costs of issue of debt	(10)	(11)
	781,272	509,820
Total Borrowings	822,152	539,007

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2019
Other borrowings	781,272	17,307	23,573	-	-	-	822,152
Total borrowings	781,272	17,307	23,573	-	-	-	822,152

Interest to be accrued (*)	11,370	1,045	117		-	-	12,532
Total	792,642	18,352	23,690	-	-	-	834,684

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2018
Financial lease	44	-	-	-	-	-	44
Other borrowings	509,776	4,271	4,771	20,145	-	-	538,963
Total borrowings	509,820	4,271	4,771	20,145	-	-	539,007

Interest to be accrued (*)	8,182	1,175	1,166	169	-	-	10,692
Total	518,002	5,446	5,937	20,314	-	-	549,699

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2019	Tamsa	Bank loans	621	2020
2019	Siderca	Bank loans	60	2020

As of December 31, 2019, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2019 and 2018, considering hedge accounting where applicable.

	2019	2018
Total borrowings	3.18%	3.98%

Breakdown of long-term borrowings by currency and rate is as follows:

Non-current borrowings

		Year ended December 31,
Currency	Interest rates	2019	2018
USD	Fixed	18,370	18,762
SAR	Fixed	16,106	-
EUR	Fixed	5,108	9,023
EUR	Variable	1,296	1,402
Total non-current borrowings		40,880	29,187

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

19	Borrowings (Cont.)

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2019	2018
USD	Variable	17,092	16,847
USD	Fixed	274,799	138,303
EUR	Variable	80	198
EUR	Fixed	3,772	4,178
MXN	Fixed	424,964	301,047
ARS	Fixed	86	49,125
SAR	Variable	35,666	-
SAR	Fixed	24,797	-
Others	Variable	16	89
Others	Fixed	-	33
Total current borrowings		781,272	509,820

Borrowings evolution

	Year ended December 31, 2019
	Non current	Current
At the beginning of the year	29,187	509,820
Translation differences	(229)	669
Proceeds and repayments, net	(4,582)	203,931
Interests accrued less payments	304	2,950
Reclassifications	(11,733)	11,733
Increase due to Business Combinations	27,933	53,789
Overdrafts variation	-	(1,620)
At the end of the year	40,880	781,272

The carrying amounts of assets pledged as security for current and non-current borrowings are immaterial for the years 2019 and 2018.

20	Deferred income tax

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.

The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities

	Fixed assets (*)	Inventories	Intangible and Other	Total
At the beginning of the year	710,995	25,048	46,532	782,575
Translation differences	(347)	-	(4)	(351)
Increase due to business combinations	5,621	-	11,209	16,830
Charged directly to other comprehensive income	-	-	423	423
Income statement charge / (credit)	(64,930)	(5,652)	59,902	(10,680)
At December 31, 2019	651,339	19,396	118,062	788,797

	Fixed assets (*)	Inventories	Intangible and Other	Total
At the beginning of the year	744,926	34,934	55,585	835,445
Effect of adoption of new standards	-	-	35	35
Translation differences	(876)	-	92	(784)
Charged directly to other comprehensive income	-	-	288	288
Income statement charge	(33,055)	(9,886)	(9,468)	(52,409)
At December 31, 2018	710,995	25,048	46,532	782,575

(*) Includes the effect of currency translation on tax base. See Note 7.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

20	Deferred income tax (Cont.)

Deferred tax assets

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(16,116)	(86,585)	(396,257)	(86,184)	(585,142)
Translation differences	362	306	497	286	1,451
Increase due to business combinations	(1,160)	(1,413)	(1,172)	(2,238)	(5,983)
Charged directly to other comprehensive income	-	-	-	(1,261)	(1,261)
Income statement charge / (credit)	(2,739)	(5,712)	14,100	(92,209)	(86,560)
At December 31, 2019	(19,653)	(93,404)	(382,832)	(181,606)	(677,495)

	Provisions and allowances	Inventories	Tax losses	Other	Total
At the beginning of the year	(26,475)	(89,555)	(354,944)	(60,033)	(531,007)
Effect of adoption of new standards	952	-	-	(164)	788
Translation differences	2,532	1,447	1,014	(38)	4,955
Charged directly to other comprehensive income	23	-	-	1,587	1,610
Income statement charge / (credit)	6,852	1,523	(42,327)	(27,536)	(61,488)
At December 31, 2018	(16,116)	(86,585)	(396,257)	(86,184)	(585,142)

In 2019 the effect of the adoption of IFRS 16 has been recognized as “Other” both for deferred tax assets and liabilities.

Deferred tax assets related to taxable losses of Tenaris subsidiaries are recognized to the extent it is considered probable that future taxable profits will be available against which such losses can be utilized in the foreseeable future. This amount includes $338 million related to US subsidiaries mainly due to the recognition of accelerated fiscal depreciations. The remaining balance mainly corresponds to Japanese and Brazilian subsidiaries. These subsidiaries have incurred in fiscal losses in the past. Tenaris has concluded that these deferred tax assets will be recoverable based on the business plans and budgets.

The expiration dates of the recognized tax losses in less than 1 year, between 2 and 5 years and in more than 5 years is 0.2%, 2.5% and 97.3% respectively.

As of December 31, 2019, the net unrecognized deferred tax assets amount to $121.2 million. The expiration dates of the unrecognized tax losses less than 1 year, between 2 and 5 years and more than 5 years is approximately 2.8%, 20.2% and 77%.

The estimated recovery analysis of deferred tax assets and deferred tax liabilities is as follows:

	Year ended December 31,
	2019	2018
Deferred tax assets to be recovered after 12 months	(538,274)	(452,330)
Deferred tax liabilities to be settled after 12 months	766,852	739,670

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2019	2018
Deferred tax assets	(225,680)	(181,606)
Deferred tax liabilities	336,982	379,039
	111,302	197,433

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2019	2018
At the beginning of the year	197,433	304,438
Effect of adoption of new standards	-	823
Translation differences	1,100	4,171
Increase due to business combinations	10,847	-
Charged directly to Other Comprehensive Income	(838)	1,898
Income statement credit	(97,240)	(113,897)
At the end of the year	111,302	197,433

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

21	Other liabilities

(i)	Other liabilities – Non current

	Year ended December 31,
	2019	2018
Post-employment benefits	144,993	115,087
Other-long term benefits	85,473	78,492
Miscellaneous	20,917	19,550
	251,383	213,129

Post-employment benefits

	Year ended December 31,
	2019	2018
Unfunded	125,573	97,318
Funded	19,420	17,769
	144,993	115,087

▪	Unfunded
	Year ended December 31,
	2019	2018
Values at the beginning of the year	97,318	101,889
Translation differences	(1,567)	(3,849)
Current service cost	7,978	7,400
Interest cost	5,526	5,070
Remeasurements (*)	7,010	(3,946)
Increase due to business combinations	15,660	-
Benefits paid from the plan	(9,328)	(9,719)
Other	2,976	473
At the end of the year	125,573	97,318

(*) For 2019 a loss of $1.3 million is attributable to demographic assumptions and a loss of $5.7 million to financial assumptions. For 2018 a gain of $0.2 million is attributable to demographic assumptions and a gain of $3.7 million to financial assumptions.

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2019	2018
Discount rate	1% - 7%	2% - 7%
Rate of compensation increase	0% - 3%	0% - 3%

As of December 31, 2019, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $7.4 million and $7 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption of the main plans would have generated an increase / (decrease) impact on the defined benefit obligation of $4.5 million and $4.5 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2019	2018
Present value of funded obligations	160,412	146,885
Fair value of plan assets	(145,160)	(132,438)
Liability (*)	15,252	14,447

(*) In 2019 and 2018, $4.2 million and $3.3 million corresponding to a plan with a surplus balance were reclassified within other non-current assets, respectively.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

21	Other liabilities (Cont.)

Post-employment benefits (Cont.)

▪	Funded (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2019	2018
At the beginning of the year	146,885	165,485
Translation differences	4,542	(8,182)
Current service cost	721	1,328
Interest cost	5,754	5,691
Remeasurements (*)	12,769	(7,984)
Benefits paid	(10,259)	(9,453)
At the end of the year	160,412	146,885

(*) For 2019 a loss of $0.4 million is attributable to demographic assumptions and a loss of $12.4 million to financial assumptions. For 2018 a loss of $0.4 million is attributable to demographic assumptions and a gain of $8.4 million to financial assumptions. respectively.

The movement in the fair value of plan assets is as follows:

	Year ended December 31,
	2019	2018
At the beginning of the year	(132,438)	(145,692)
Translation differences	(4,137)	7,514
Return on plan assets	(5,018)	(4,936)
Remeasurements	(10,507)	3,967
Contributions paid to the plan	(3,589)	(3,108)
Benefits paid from the plan	10,259	9,453
Other	270	364
At the end of the year	(145,160)	(132,438)

The major categories of plan assets as a percentage of total plan assets are as follows:

	Year ended December 31,
	2019	2018
Equity instruments	49.0%	53.5%
Debt instruments	47.0%	42.8%
Others	4.0%	3.7%

The actuarial assumptions for the most relevant plans were as follows:

	Year ended December 31,
	2019	2018
Discount rate	3% - 4%	4% - 5%
Rate of compensation increase	0% - 3%	0% - 3%

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2019, an increase / (decrease) of 1% in the discount rate assumption of the main plans would have generated a (decrease) / increase on the defined benefit obligation of $16.1 million and $19.8 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption of the main plans would have generated an increase / (decrease) on the defined benefit obligation of $1.8 million and $1.6 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2020 amount approximately to $5.1 million.

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

21	Other liabilities (Cont.)

(ii)	Other liabilities – current

	Year ended December 31,
	2019	2018
Payroll and social security payable	153,009	148,069
Miscellaneous	23,255	17,624
	176,264	165,693

22	Non-current allowances and provisions

(i)	Deducted from non-current receivables

	Year ended December 31,
	2019	2018

Values at the beginning of the year	-	(641)
Translation differences	-	110
Used	-	531
Values at the end of the year	-	-

(ii)	Liabilities

	Year ended December 31,
	2019	2018
Values at the beginning of the year	36,089	36,438
Translation differences	(1,571)	(5,261)
Additional provisions	19,904	14,397
Reclassifications	5,641	(2,406)
Used	(5,464)	(7,079)
Values at the end of the year	54,599	36,089

23	Current allowances and provisions

(i)       Deducted from assets

Year ended December 31, 2019	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(66,535)	(6,784)	(209,796)
Translation differences	9	88	794
Increase due to business combinations	(1,788)	-	(10,761)
Additional / reversals allowances	16,256	1,239	(29,138)
Used	3,276	565	31,184
At December 31, 2019	(48,782)	(4,892)	(217,717)

Year ended December 31, 2018	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(78,385)	(6,255)	(216,068)
Effect of adoption of new standards	6,423	-	-
Translation differences	329	359	3,575
Additional allowances	(1,751)	(1,179)	(25,457)
Used	6,849	291	28,154
At December 31, 2018	(66,535)	(6,784)	(209,796)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

23	Current allowances and provisions (Cont.)

(ii)	Liabilities

Year ended December 31, 2019	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	6,814	17,469	24,283
Translation differences	(28)	(570)	(598)
Increase due to business combinations	505	8,000	8,505
Additional/ reversals provisions	11,880	(3,219)	8,661
Reclassifications	-	(5,641)	(5,641)
Used	(13,304)	(4,889)	(18,193)
At December 31, 2019	5,867	11,150	17,017

Year ended December 31, 2018	Sales risks	Other claims and contingencies	Total
Values at the beginning of the year	11,396	20,934	32,330
Translation differences	(103)	(2,205)	(2,308)
Additional provisions	2,638	6,463	9,101
Reclassifications	-	2,406	2,406
Used	(7,117)	(10,129)	(17,246)
At December 31, 2018	6,814	17,469	24,283

24	Derivative financial instruments

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments, in accordance with IFRS 13, are:

	Year ended December 31,
	2019	2018
Derivatives hedging borrowings and investments	19,000	5,604
Other Derivatives	929	3,621
Contracts with positive fair values (*)	19,929	9,225

Derivatives hedging borrowings and investments	-	(11,667)
Other Derivatives	(1,814)	(311)
Contracts with negative fair values	(1,814)	(11,978)
Total	18,115	(2,753)

(*) In 2018 includes $52 thousand of non-current derivatives.

Foreign exchange derivative contracts and hedge accounting

Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2019 and 2018, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2019	2018	2019	2018
MXN	USD	2020	18,999	888	404	(411)
USD	MXN	2020	(576)	-	-	-
ARS	USD	2020	-	(6,542)	-	(895)
EUR	USD	2020	588	203	-	-
USD	JPY	2030	-	-	2,149	-
USD	BRL	2020	(234)	(131)	-	-
JPY	USD	2020	(190)	271	-	-
USD	KWD	2020	103	522	38	390
USD	CAD	2020	(200)	2,089	-	-
USD	COP	2020	(345)	(23)	-	-
Others		2020	(30)	(30)	-	-
Total			18,115	(2,753)	2,591	(916)

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

24	Derivative financial instruments (Cont.)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-17	Movements 2018	Equity Reserve Dec-18	Movements 2019	Equity Reserve Dec-19
Foreign Exchange	(240)	(676)	(916)	3,507	2,591
Total Cash flow Hedge	(240)	(676)	(916)	3,507	2,591

Tenaris estimates that the cash flow hedge reserve corresponding to derivatives instruments at December 31, 2019 will be recycled to the Consolidated Income Statement during 2020. For information on lease liabilities, see Note 11.

25	Contingencies, commitments and restrictions on the distribution of profits

(i)       Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer, employee, tax and environmental-related claims, in which third parties are seeking payment for alleged damages, reimbursement for losses, or indemnity. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure.

Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. Accordingly, with respect to a large portion of such claims, lawsuits and other legal proceedings, Tenaris is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, Tenaris has not accrued a provision for the potential outcome of these cases.

If a potential loss from a claim, lawsuit or other proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements and take into consideration litigation and settlement strategies. In a limited number of ongoing cases, Tenaris was able to make a reliable estimate of the expected loss or range of probable loss and has accrued a provision for such loss but believes that publication of this information on a case-by-case basis would seriously prejudice Tenaris’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency but has not disclosed its estimate of the range of potential loss.

The Company believes that the aggregate provisions recorded for potential losses in these Consolidated Financial Statements are adequate based upon currently available information. However, if management’s estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris’s results of operations, financial condition, net worth and cash flows.

Below is a summary description of Tenaris’s material legal proceedings which are outstanding as of the date of these Consolidated Financial Statements. In addition, Tenaris is subject to other legal proceedings, none of which is believed to be material.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

Confab Industrial S.A. (“Confab”), a Brazilian subsidiary of the Company, is one of the defendants in a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (“CSN”) and various entities affiliated with CSN against Confab and several Ternium subsidiaries that acquired a participation in Usiminas’ control group in January 2012.

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas’ ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group, and Confab would have a 17.9% share in that offer.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)       Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

On September 23, 2013, the first instance court dismissed the CSN lawsuit, and on February 8, 2017, the court of appeals maintained the understanding of the first instance court. On March 6, 2017, CSN filed a motion for clarification against the decision of the Court of Appeals of São Paulo, which was rejected on July 19, 2017. On August 18, 2017, CSN filed an appeal to the Superior Court of Justice seeking the review and reversal of the decision issued by the Court of Appeals. On March 5, 2018, the court of appeals ruled that CSN’s appeal did not meet the requirements for submission to the Superior Court of Justice and rejected the appeal. On May 8, 2018, CSN appealed against such ruling and on January 22, 2019, the court of appeals rejected it and ordered that the case be submitted to the Superior Court of Justice. On September 10, 2019, the Superior Court of Justice declared CSN’s appeal admissible. The Superior Court of Justice will review the case and then render a decision on the merits. The Superior Court of Justice is restricted to the analysis of alleged violations to federal laws and cannot assess matters of fact.

Tenaris continues to believe that all of CSN’s claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel, two decisions issued by the Brazilian securities regulator (CVM) in February 2012 and December 2016, and the first and second instance court decisions referred to above.

▪	Veracel celulose accident litigation

On September 21, 2007, an accident occurred in the premises of Veracel Celulose S.A. (“Veracel”) in connection with a rupture in one of the tanks used in an evaporation system manufactured by Confab. The Veracel accident allegedly resulted in material damages to Veracel. Itaú Seguros S.A. (“Itaú”), Veracel’s insurer at the time of the Veracel accident and then replaced by Chubb Seguros Brasil S/A (“Chubb”), initiated a lawsuit against Confab seeking reimbursement of damages paid to Veracel in connection with the Veracel accident. Veracel initiated a second lawsuit against Confab seeking reimbursement of the amount paid as insurance deductible with respect to the Veracel accident and other amounts not covered by insurance. Itaú and Veracel claimed that the Veracel accident was caused by failures and defects attributable to the evaporation system manufactured by Confab. Confab believes that the Veracel accident was caused by the improper handling by Veracel’s personnel of the equipment supplied by Confab in violation of Confab’s instructions. The two lawsuits were consolidated and are considered by the 6th Civil Court of São Caetano do Sul; however, each lawsuit will be adjudicated separately.

On September 28, 2018 Confab and Chubb, entered into a settlement agreement pursuant to which on October 9, 2018, Confab paid an amount of approximately $3.5 million to Chubb, without assuming any liability for the accident or the claim.

On October 10, 2018, Confab was notified that the court had issued rulings for both lawsuits. Both decisions were unfavorable to Confab:

▪	With respect to Chubb’s claim, Confab was ordered to pay an amount of approximately BRL89.8 million (approximately $21.6 million) (including interest, fees and expenses). On October 15, 2018, Confab filed a request for homologation of the settlement agreement mentioned above, as such settlement agreement remains valid and binding between the parties. On November 8, 2018, the settlement agreement was homologated by the court.

▪	With respect to Veracel’s claim, Confab was ordered to pay the insurance deductible and other concepts not covered by insurance, currently estimated to amount to BRL62.9 million (approximately $15.6 million) (including interest, fees and expenses). Both parties filed motions for clarification against the court’s decision, which were partially granted. Although the contract between Confab and Veracel expressly provided that Confab would not be liable for damages arising from lost profits, the court award would appear to include BRL54.0 million (approximately $13.4 million) of damages arising therefrom; Confab has additional defense arguments in respect of a claim for lost profits. On December 18, 2018, Confab filed an appeal against the first instance court decision, and on April 30, 2019, Veracel filed its response to the appeal. At this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)       Contingencies (Cont.)

▪ Ongoing investigation

The Company is aware that Brazilian, Italian and Swiss authorities have been investigating whether certain payments were made from accounts of entities presumably associated with affiliates of the Company to accounts allegedly linked to individuals related to Petróleo Brasileiro S.A. (“Petrobras”) and whether any such payments were intended to benefit the Company’s Brazilian subsidiary Confab. Any such payments could violate certain applicable laws, including the U.S. Foreign Corrupt Practices Act.

The Company had previously reviewed certain of these matters in connection with an investigation by the Brazilian authorities related to “Operation Lava Jato”, a new phase of which is presently ongoing, and did not uncover any information that corroborated allegations of involvement in these alleged payments by the Company or its subsidiaries. Furthermore, the Company became aware that a Petrobras internal investigation commission reviewed certain contracts with Confab and concluded that they had not found evidence that Petrobras had benefitted Confab or had misused applicable local content rules.

The Audit Committee of the Company's Board of Directors engaged external counsel in connection with the Company’s review. In addition, the Company voluntarily notified the U.S. Securities and Exchange Commission and the U.S. Department of Justice in October 2016.

In July 2019, the Company learned that the public prosecutor office of Milan, Italy, had completed a preliminary investigation into the alleged payments and had included in the investigation, among other persons, the Company’s Chairman and Chief Executive Officer, two other board members, Gianfelice Rocca and Roberto Bonatti, and the Company’s controlling shareholder, San Faustin. In February 2020, the Company learned that the magistrate overseeing the investigation decided to move the case to trial.  The Company’s outside counsel had previously reviewed the Italian prosecutors’ investigative file and has informed the Board that neither that file nor this magistrate’s decision sets forth evidence of involvement by any of the three directors in the alleged wrongdoing.  Accordingly, the Board has concluded that no particular action is warranted at the present time, other than inviting the referred board members to continue discharging their respective responsibilities with the full support of the Board.

The Company continues to review these matters and to respond to requests from and otherwise cooperate with the appropriate authorities. At this time, the Company cannot predict the outcome of these matters or estimate the range of potential loss or extent of risk, if any, to the Company's business that may result from resolution of these matters.

▪ Putative class actions

Following the Company’s November 27, 2018 announcement that its Chairman and CEO Paolo Rocca had been included in an Argentine court investigation known as the Notebooks Case (a decision subsequently reversed by a higher court), two putative class action complaints were filed in the U.S. District Court for the Eastern District of New York. On April 29, 2019, the court consolidated the complaints into a single case, captioned “In re Tenaris S.A. Securities Litigation”, and appointed lead plaintiffs and lead counsel. On July 19, 2019, the lead plaintiffs filed an amended complaint purportedly on behalf of purchasers of Tenaris securities during the putative class period of May 1, 2014 through December 5, 2018. The individual defendants named in the complaint are Tenaris’s Chairman and CEO and Tenaris’s former CFO. The complaint alleges that during the class period, the Company and the individual defendants inflated the Tenaris share price by failing to disclose that sale proceeds received by Ternium (in which Tenaris held an 11.46% stake) when Sidor was expropriated by Venezuela were received or expedited as a result of allegedly improper payments made to Argentine officials. The complaint does not specify the damages that plaintiff is seeking. Defendants’ motions to dismiss are expected to be decided during 2020. Management believes the Company has meritorious defenses to these claims; however, at this stage the Company cannot predict the outcome of the claim or the amount or range of loss in case of an unfavorable outcome.

▪ Investigation concerning alleged price overcharges in Brazil

In 2018, two Brazilian subsidiaries of the Company were notified of formal charges arising from a review by the Tribunal de Contas da Uniao (“TCU”) for alleged price overcharges on goods supplied to Petróleo Brasileiro S.A- Petrobras under a supply contract. Both companies have already filed their defenses. The estimated amount of this claim is BRL29.8 million (approximately $7.4 million). Tenaris believes, based on the advice of counsel and external consultants, that the prices charged under the Petrobras contract do not result in overprices and that it is unlikely that the ultimate resolution of this matter will result in a material obligation.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(i)	Contingencies (Cont.)

▪ Administrative proceeding concerning Brazilian tax credits

Confab is a party to an administrative proceeding concerning the recognition and transfer of tax credits for an amount allegedly exceeding the amount that Confab would have been entitled to recognize and/or transfer. The proceeding resulted in the imposition of a fine against Confab representing approximately 75% of the allegedly undue credits, which was appealed by Confab. On January 21, 2019, Confab was notified of an administrative decision denying Confab’s appeal, thereby upholding the tax determination and the fine against Confab. On January 28, 2019, Confab challenged such administrative decision and is currently awaiting a resolution. In case of an unfavorable resolution, Confab may still appeal before the courts. The estimated amount of this claim is BRL56.8 million (approximately $14.1 million). At this stage, the Company cannot predict the outcome of this claim.

▪ U.S. Patent infringement litigation

Tenaris Coiled Tubes, LLC (“TCT”), a U.S. subsidiary of the Company, was sued on 2017 by its competitor Global Tubing, alleging violations to certain intellectual property regulations and seeking a declaration that certain Global Tubing products do not infringe patents held by TCT. TCT filed a counterclaim seeking declaration that certain Global Tubing products infringe patents held by TCT, and Global Tubing responded alleging that such patents should be invalidated. On December 13, 2019, Global Tubing filed an amended complaint (including the Company as defendant) and alleging that TCT and the Company misled the patent office in order to monopolize the coiled tubing market for quench and tempered products. Trial is set for August of 2021. At this time, the Company cannot predict the outcome of this matter or estimate the range of potential losses that may result from resolution of this claim.

▪ Tax assessment from Italian Tax Authorities

Tenaris’s Italian subsidiary Dalmine received on December 27, 2019, a tax assessment from the Italian tax authorities related to fiscal year 2014. As of December 31, 2019, the claim amounted to approximately EUR25 million (approximately $28 million), comprising EUR20.7 million (approximately $23.2 million) in principal and EUR4.3 million (approximately $4.8 million) in interest and penalties. In the report for a tax audit conducted in 2019, the Italian tax inspectors indicated that they also intend to bring claims for fiscal year 2015 with respect to the same matters; as of December 31, 2019, these additional claims would amount to approximately EUR10.3 million (approximately $11.6 million), comprising EUR8.1 million (approximately $9.1 million) in principal and EUR2.2 million (approximately $2.5 million) in interest and penalties. The claims mainly refer to the compensation for certain intercompany transactions involving Dalmine in connection with sales of products and R&D activities. Based on the counsel’s advice, Tenaris believes that it is unlikely that the ultimate resolution of these matters will result in a material obligation.

(ii)	Commitments and guarantees

Set forth is a description of Tenaris’s main outstanding commitments:

▪	A Tenaris company entered into a contract with Transportadora de Gas del Norte S.A. for the service of natural gas transportation to the facilities of Siderca, an Argentine subsidiary of Tenaris. As of December 31, 2019, the aggregate commitment to take or pay the committed volumes for a 9-year term totaled approximately $27.4 million.

▪	Several Tenaris companies entered into a contract with Praxair S.A. for the service of oxygen and nitrogen supply. As of December 31, 2019, the aggregate commitment to take or pay the committed volumes for a 14-year term totalled approximately $53.7 million.

▪	Several Tenaris companies entered into a contract with Graftech for the supply of graphite electrodes. As of December 31, 2019, the aggregate commitment to take or pay the committed volumes totalled approximately $26.8 million.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

25	Contingencies, commitments and restrictions on the distribution of profits (Cont.)

(ii)	Commitments and guarantees (Cont.)

▪	A Tenaris company entered into a 25-year contract (effective as of December 1, 2016, through December 1, 2041) with Techgen for the supply of 197 MW (which represents 22% of Techgen’s capacity). Monthly payments are determined on the basis of capacity charges, operation costs, back-up power charges, and transmission charges. As of the seventh contract year (as long as Techgen’s existing or replacing bank facility has been repaid in full), the Tenaris company has the right to suspend or early terminate the contract if the rate payable under the agreement is higher than the rate charged by the Comisión Federal de Electricidad (“CFE”) or its successors. The Tenaris company may instruct Techgen to sell to any affiliate, to CFE, or to any other third party all or any part of unused contracted energy under the agreement and the Tenaris company will benefit from the proceeds of such sale.

▪	A Tenaris company entered into a contract with Vale International S.A. for the supply of iron ore, for which it is committed to purchase at least 70% of its annual iron ore needs, up to 770 thousand tons of pellets annually. The contract expires on December 31, 2020. The aggregate commitment amounts to approximately $33.6 million.

▪	A Tenaris company entered into a contract with Canadian National Railway for the service of rail transportation from its raw material supplier to its Canadian production center. The total commitment ending June 30, 2020 is $18.9 million.

▪	A Tenaris company entered into a contract with Air Liquide Mexico, S. de R.L de C.V. for the supply of argon gas. As of December 31, 2019, the aggregate commitment totaled approximately $21.2 million.

▪	A Tenaris company is a party to a contract with Nucor Steel Memphis Inc. under which it is committed to purchase on a monthly basis a minimum volume of steel bars at prices that will be adjusted quarterly by the parties. The contract will become effective in January 2020 and will be in force until December 2022. As of December 31, 2019, the estimated aggregate contract amount through December 31, 2022, calculated at current prices, is approximately $107.1 million.

Additionally Tenaris has issued performance guarantees mainly related to long term commercial contracts with several customers and parent companies guarantees for approximately $2.5 billion.

(iii)       Restrictions to the distribution of profits and payment of dividends

In accordance with Luxembourg Law, the Company is required to transfer a minimum of 5% of its net profit for each financial year to a legal reserve until such reserve equals 10% of the issued share capital.

As of December 31, 2019, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

26	Agreement to build a welded pipe plant in West Siberia

On February 5, 2019 Tenaris entered into an agreement with PAO Severstal to build a welded pipe plant to produce OCTG products in the Surgut area, West Siberia, Russian Federation. Tenaris holds a 49% interest in the company, while PAO Severstal owns the remaining 51%. The regulatory approvals and other customary conditions have been already obtained. The plant, which is estimated to require an investment of $280 million and a two-year construction period, is planned to have an annual production capacity of 300,000 tons. During the period, Tenaris contributed approximately $19.6 million in the project.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

27	Business combinations

Acquisition of Saudi Steel Pipe Company

▪ Acquisition

On January 21, 2019, Tenaris acquired 47.79% of the shares of SSP, a welded steel pipes producer listed on the Saudi stock market, for a total amount of SAR530 million (approximately $141 million). The amount was paid with Tenaris cash in hand. SSP’s facilities are located in the Eastern Province of the Kingdom of Saudi Arabia and have a manufacturing capacity of 360,000 tons per year. SSP started its operations in 1980 and serves energy industrial and commercial segments, is qualified to supply products with major national oil companies in the region.

Upon closing of the acquisition, four Tenaris’s nominees were appointed as new members of the SSP’s board of directors and a Tenaris senior executive was appointed as managing director and chief executive officer of SSP. Such appointment was ratified at the shareholders meeting of SSP held on May 7, 2019, where the shareholders also approved the reappointment of the Tenaris’s nominees until June 6, 2022.

The Company has begun consolidating SSP’s balances and results of operations as from January 21, 2019.

▪	Fair value of net assets acquired

The application of the purchase method requires certain estimates and assumptions specially concerning the determination of the fair values of the acquired intangible assets and property, plant and equipment as well as the liabilities assumed at the date of the acquisition. The fair values determined at the acquisition date are based mainly on discounted cash flows and other valuation techniques.

The allocation of the fair values determined for the assets and liabilities arising from the acquisition is as follows:

Fair value of acquired assets and liabilities:	SAR million	$ million

Property, Plant and Equipment	671	179
Customer relationship	305	81
Investment in associated	77	21
Working capital	167	45
Cash and Cash Equivalents	32	9
Other Receivables	11	3
Borrowings	(304)	(81)
Employees end of service benefits	(59)	(16)
Deferred Tax Liabilities	(47)	(13)
Net assets acquired	853	228

Tenaris acquired 47.79% of total assets and liabilities shown above, approximately $109 million. As of the result of the acquisition, the Company recognized a Goodwill of approximately $32.9 million. Tenaris has chosen to recognize the non-controlling interest at the proportionate share of the acquiree’s net identifiable assets.

The acquired business contributed revenues for $170.6 million with a minor contribution to Tenaris’s margin for the period starting January 21, 2019 and ending December 31, 2019.

If the acquisition had occurred on January 1, 2019, consolidated revenue and profit after tax would have not changed significantly.

The purchase price allocation has been done with the assistance of a third party expert.

Acquisition of Garrett

In September 2017, Tenaris acquired 100% of Garrett (a pipe services and trucking business) through the payment of a price of $10.4 million.

If the acquisition had occurred on January 1, 2017, Tenaris’s unaudited pro forma net sales and net income from continuing operations would not have changed materially.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

28	Cash flow disclosures

		Year ended December 31,
(i)	Changes in working capital	2019	2018	2017
	Inventories	311,459	(176,443)	(804,415)
	Receivables and prepayments and Current tax assets	(34,368)	30,144	(4,564)
	Trade receivables	428,326	(517,579)	(259,375)
	Other liabilities	(18,295)	(22,984)	4,226
	Customer advances	16,844	5,976	17,039
	Trade payables	(180,857)	(57,066)	193,905
		523,109	(737,952)	(853,184)
(ii)	Income tax accruals less payments
	Tax accrued	202,452	229,207	(17,136)
	Taxes paid	(395,869)	(170,713)	(176,853)
		(193,417)	58,494	(193,989)
(iii)	Interest accruals less payments, net
	Interest accrued	(4,616)	(2,914)	(20,534)
	Interest received	30,890	40,613	50,001
	Interest paid	(30,655)	(31,548)	(17,917)
		(4,381)	6,151	11,550
(iv)	Cash and cash equivalents
	Cash at banks, liquidity funds and short - term investments	1,554,299	428,361	330,221
	Bank overdrafts	(24)	(1,644)	(131)
		1,554,275	426,717	330,090

29	Discontinued Operations

On December 15, 2016, Tenaris entered into an agreement with Nucor Corporation (“NC”) pursuant to which it has sold to NC the steel electric conduit business in North America, known as Republic Conduit for an amount of $328 million (net of transaction costs). The sale was completed on January 19, 2017, with effect from January 20, 2017. The result of this transaction was an after-tax gain of $89.7 million, calculated as the net proceeds of the sale less the book value of net assets held for sale, the corresponding tax effect and related expenses.

Year ended December 31,
2017
Income from discontinued operations	1,848
After tax gain on the sale of Conduit	89,694
Net Income for discontinued operations	91,542

Details of Conduit sale

Cash received	331,295
Transaction and other costs	(3,663)
Carrying amount of net assets sold	(137,814)
Gain on sale before income tax	189,817
Income tax expense on gain	(100,123)
Gain on sale after income tax	89,694

The financial performances presented are relative to the 19 days of January 2017.

Analysis of the result of discontinued operations:

Year ended December 31,
2017
Revenues	11,899
Gross profit	4,496
Net income	1,848

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

29	Discontinued Operations (Cont.)

Summarized cash flow information is as follows:

2017
Cash at the beginning	18,820
Cash at the end	206
(Decrease) Increase in cash	(18,614)

(Used in) provided by operating activities	(3,046)
Provided by (used in) investing activities	32
Used in financing activities	(15,600)

These amounts were estimated only for disclosure purposes, as cash flows from discontinued operations were not managed separately from other cash flows.

The following table shows carrying amounts of assets and liabilities as at the date of sale.

Current and non-current assets and liabilities of disposal group

At January 19, 2017
Non-current assets	87,332
Current assets	69,332
Total assets of disposal group classified as held for sale	156,664
Non-current liabilities	5,294
Current liabilities	13,556
Total liabilities of disposal group classified as held for sale	18,850

30	Related party transactions

As of December 31, 2019:

▪	San Faustin S.A., a Luxembourg société anonyme (“San Faustin”), owned 713,605,187 shares in the Company, representing 60.45% of the Company’s capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à.r.l., a Luxembourg société à responsabilité limitée (“Techint”), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a private foundation located in the Netherlands (Stichting) (“RP STAK”) held voting shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris’s directors and senior management as a group owned 0.08% of the Company’s outstanding shares.

Transactions and balances disclosed as with “non-consolidated parties” are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as “Other”. The following transactions were carried out with related parties:

	(all amounts in thousands of U.S. dollars)	Year ended December 31,
		2019	2018	2017
(i)	Transactions
	(a) Sales of goods and services
	Sales of goods to non-consolidated parties	20,577	23,709	32,362
	Sales of goods to other related parties	69,972	131,548	94,624
	Sales of services to non-consolidated parties	5,620	7,641	11,637
	Sales of services to other related parties	4,386	5,647	3,751
		100,555	168,545	142,374
	(b) Purchases of goods and services
	Purchases of goods to non-consolidated parties	174,588	245,186	234,361
	Purchases of goods to other related parties	51,765	106,624	17,711
	Purchases of services to non-consolidated parties	9,404	9,556	12,077
	Purchases of services to other related parties	54,514	46,179	50,794
		290,271	407,545	314,943

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

30                  Related party transactions (Cont.)

	(all amounts in thousands of U.S. dollars)	At December 31,
		2019	2018
(ii)	Period-end balances
	(a) Arising from sales / purchases of goods / services
	Receivables from non-consolidated parties	78,884	122,136
	Receivables from other related parties	10,400	24,419
	Payables to non-consolidated parties	(19,100)	(33,197)
	Payables to other related parties	(7,048)	(17,595)
		63,136	95,763

	(b) Financial debt
	Finance lease liabilities from non-consolidated parties	(2,064)	-
		(2,064)	-

In addition to the tables above, Tenaris issued various guarantees and is party to a commitment in favor of Techgen: for further details, please see note 12(c) and 25(ii). No other material guarantees were issued in favor of other related parties.

Directors’ and senior management compensation

During the years ended December 31, 2019, 2018 and 2017, the cash compensation of Directors and Senior managers amounted to $33.7 million, $33.7 million and $45.8 million respectively. These amounts include cash benefits paid to certain senior managers in connection with the pre-existing retirement plans. In addition, Directors and Senior managers received 468, 558 and 484 thousand units for a total amount of $4.8 million, $5.6 million and $4.7 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O Employee benefits – Other long term benefits.

31	Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2019	2018	2017
Audit fees	3,846	3,841	3,995
Audit-related fees	50	43	88
Tax fees	7	-	23
All other fees	1	7	30
Total	3,904	3,891	4,136

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

32	Principal subsidiaries

The following is a list of Tenaris’s principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2019.

Company	Country of Incorporation	Main activity	Percentage of ownership at December 31, (*)
			2019	2018	2017
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	100%	100%	100%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
KAZAKHSTAN PIPE THREADERS LIMITED LIABILITY PARTNERSHIP	Kazakhstan	Threading of premium products	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
P.T. SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	89%	89%	89%
PRUDENTIAL STEEL LTD.	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SAUDI STEEL PIPE CO.	Saudi Arabia	Manufacturing of welded steel pipes	48%	NA	NA
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA SOCIEDAD ANONIMA INDUSTRIAL Y COMERCIAL and subsidiaries	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Portugal	Holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS CONNECTIONS BV	Netherlands	Development, management and licensing of intellectual property	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (except detailed) (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS (NL) B.V.	Netherlands	Holding company	100%	NA	NA
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries	Switzerland	Holding company	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%
TUBOS DE ACERO DE MEXICO, S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80%.

(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A. and 40% of Tubular Technical Services Ltd. and Pipe Coaters Nigeria Ltd., 49% of Amaja Tubular Services Limited, 49% Tubular Services Angola Lda.

33	Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela’s President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. (“Tavsa”) and, Matesi Materiales Siderúrgicos S.A (“Matesi”), and Complejo Siderúrgico de Guayana, C.A (“Comsigua”), in which the Company has a non-controlling interest (collectively, the “Venezuelan Companies”). Tenaris and its wholly-owned subsidiary, Talta - Trading e Marketing Sociedad Unipessoal Lda (“Talta”), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C. in connection with these nationalizations.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

33	Nationalization of Venezuelan Subsidiaries (Cont.)

Matesi

On January 29, 2016, the tribunal released its award on the arbitration proceeding concerning the nationalization of Matesi. The award upheld Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest will apply at the rate of 9% per annum compounded at six-monthly rests from the date of the award until payment in full. As of December 31, 2019, post-award interest amounted to approximately $71 million.

On March 14, 2016, Venezuela requested the rectification of the award pursuant to article 49(2) of the ICSID Convention and ICSID Arbitration Rule 49. The tribunal denied Venezuela’s request on June 24, 2016, ordering Venezuela to reimburse Tenaris and Talta for their costs incurred in connection with the rectification proceedings. On September 21, 2016, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. On March 24, 2017, an ad hoc committee constituted to decide on Venezuela´s requests rendered its decision to lift the stay of enforcement of the award. On August 8, 2018, the ad hoc committee rejected Venezuela’s application to annul the award.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award. Tenaris and Talta have effected service on Venezuela in accordance with US law, and Venezuela has failed to file an answer in the proceeding. Tenaris and Talta have moved for default judgment. Venezuela’s response to Tenaris’s motion for entry of default judgment is due February 28, 2020.

Tavsa and Comsigua

On December 12, 2016, the tribunal issued its award upholding Tenaris’s and Talta’s claim that Venezuela had expropriated their investments in Tavsa and Comsigua in violation of the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $137 million and ordered Venezuela to reimburse Tenaris and Talta $3.3 million in legal fees and ICSID administrative costs. In addition, Venezuela was ordered to pay interest from April 30, 2008 until the day of effective payment at a rate equivalent to LIBOR + 4% per annum, which as of December 31, 2019 amounted to approximately $118 million.

On April 11, 2017, Venezuela submitted a request for annulment of the award as well as the stay of enforcement of the award in accordance with the ICSID Convention and Arbitration Rules. On February 23, 2018, an ad hoc committee constituted to decide on Venezuela’s requests rendered its decision to lift the stay of enforcement of the award. On December 28, 2018, the ad hoc committee rejected Venezuela’s application to annul the award.

On June 8, 2018, Tenaris and Talta filed an action in federal court in the District of Columbia to recognize and enforce the award. Tenaris and Talta have effected service on Venezuela in accordance with US law, and Venezuela has failed to file an answer in the proceeding. Tenaris and Talta have moved for default judgment. Venezuela’s response to Tenaris’s motion for entry of default judgment is due February 28, 2020.

As of December 31, 2019, Tenaris or its subsidiaries have [net] receivables related to its interest in the Venezuelan Companies for a total amount of approximately $49 million. See Note III.B.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

34	Delisting of Tenaris’s shares from the Buenos Aires stock exchange

On July 29, 2019, the General Shareholders Meeting approved the delisting of the Company’s shares from the Buenos Aires stock exchange, Bolsas y Mercados Argentinos S.A. (“BYMA”), through a voluntarily withdrawal from listing of the Argentine National Securities Commission (Comisión Nacional de Valores, or “CNV”) pursuant to Article 32, clause c), Section VIII, Chapter II of Title III of the rules (Normas) of the CNV, which permits the Company to delist from BYMA without making a delisting public tender offer. On September 19, 2019, the CNV authorized the delisting of the Company’s shares in Argentina, and such delisting became effective as of the close of business on October 10, 2019.

Although shareholders holding shares through Caja de Valores S.A. (“CVSA”) on June 11, 2019 who were absent from the General Shareholders Meeting were entitled to appraisal rights provided pursuant to article 22 of the Company’s articles of association, no shareholder eligible to do so exercised such right.

35	Subsequent events

Acquisition of IPSCO Tubulars, Inc.

▪	Acquisition

On January 2, 2020, Tenaris acquired 100% of the shares of IPSCO Tubulars, Inc. (“IPSCO”), a U.S. manufacturer of steel pipes, from PAO TMK. The acquisition price was determined on a cash-free, debt-free basis, and the amount paid in cash at the closing, following contractual adjustments for cash, indebtedness, working capital and certain other items as estimated by the seller as of the closing date, was US$1,067million. The final acquisition price is subject to a contractual true-up adjustment based on actual amounts of cash, indebtedness, working capital and certain other items as of the closing date.

IPSCO’s facilities are located mainly in the Midwestern and northeastern regions of the country. IPSCO’s steel shop in Koppel, Pennsylvania, is Tenaris’s first in the United States, providing vertical integration through domestic production of a relevant part of its steel bar needs. Its Ambridge, Pennsylvania, mill adds a second seamless manufacturing facility and complements Tenaris’s seamless plant in Bay City, Texas.

In connection with the closing of the transaction, the parties entered into a 6-year master distribution agreement (the “MDA”) whereby, beginning on January 2, 2020, Tenaris will be the exclusive distributor of TMK’s OCTG and line pipe products in United States and Canada. At the end of the MDA’s 6-years term, TMK will have the option to extend the duration of its term for an additional 12 months. Under the MDA, Tenaris is required to purchase specified minimum volumes of TMK-manufactured OCTG and line pipe products.

The Company will begin consolidating IPSCO’s balances and results of operations as from January 2, 2020. The Company has retained a third party expert to estimate the purchase price allocation. As of the date of publication of these Consolidated Financial Statements, the purchase price allocation is still in progress.

The short period of time between the acquisition date and the date of approval of these Consolidated Financial Statements, as well as the considerable size and complexity of the acquired business, makes it impracticable for the Company to provide all disclosures required by IFRS 3 applicable to a business combination that occurred subsequent to year end.

Following the preparation of the initial purchase price allocation, the Company will continue its review and will make any necessary adjustments during the following 12 months, in accordance with IFRS 3.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

35	Subsequent events (Cont.)

Annual Dividend Proposal

Upon approval of the Company´s annual accounts in March 2020, the board of directors intends to propose, for the approval of the Annual General Shareholders' meeting to be held on April 30, 2020, the payment of an annual dividend of $0.41 per share ($0.82 per ADS), or approximately $484 million, which includes the interim dividend of $0.13 per share ($0.26 per ADS) or approximately $153 million, paid on November 20, 2019. If the annual dividend is approved by the shareholders, a dividend of $0.28 per share ($0.56 per ADS), or approximately $331 million will be paid on May 20, 2020, with an ex-dividend date of May 18, 2020. These Consolidated Financial Statements do not reflect this dividend payable.

Alicia Móndolo

Chief Financial Officer